SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the period ended March 31, 2009

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) AND ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT, INCLUDING WITHOUT LIMITATION REFERENCES TO “CONSOLIDATED OPERATING PROFIT” AND OPERATING PROFIT AS IT RELATES TO THE ALLIANZ GROUP, INCLUDING THE TABLES ENTITLED “OPERATING PROFIT” AND “OPERATING PROFIT—SEGMENTS” ON PAGE 4 (AS THEY RELATE TO THE ALLIANZ GROUP) AND THE SECTION ENTITLED “RECONCILIATION OF CONSOLIDATED OPERATING PROFIT AND INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS IN EARNINGS”, AND TO ANY OTHER NON-GAAP FINANCIAL MEASURES, IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Content

Condensed Consolidated Interim Financial Statements for the First Quarter of 2009

Detailed Index	37

Condensed Consolidated Interim Financial Statements	38

Notes to the Condensed Consolidated Interim Financial Statements	44

Allianz Share

Development of the Allianz share price since January 1, 2008 indexed on the Allianz share price in €

Source: Thomson Reuters Datastream

Current information on the development of the Allianz share price is available at www.allianz.com/share.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Fax:     + 49 89 3800 3899

E-Mail: investor.relations@allianz.com

Internet: www.allianz.com/investor-relations

For telephone enquiries, our “Allianz Investor Line” is available:

  + 49 1802 2554269

  + 49 1802 ALLIANZ

Allianz Group Key Data

Three months ended March 31,		2009	2008	Change from previous year
INCOME STATEMENT
Total revenues 1)	€ mn	27,725	26,958	2.8%
Operating profit 2)	€ mn	1,424	2,208	(35.5)%
Net income from continuing operations 3)	€ mn	424	1,380	(69.3)%
Net loss from discontinued operations, net of income taxes and minority interests in earnings 3)	€ mn	(395)	(232)	(70.3)%
Net income 3)	€ mn	29	1,148	(97.5)%

SEGMENTS (Continuing Operations) 4)
Property-Casualty
Gross premiums written	€ mn	13,886	13,710	1.3%
Operating profit 2)	€ mn	970	1,479	(34.4)%
Net income	€ mn	431	1,057	(59.2)%
Combined ratio	%	98.5	94.8	3.7 pts

Life/Health
Statutory premiums	€ mn	13,013	12,327	5.6%
Operating profit 2)	€ mn	402	589	(31.7)%
Net income	€ mn	321	452	(29.0)%
Cost-income ratio	%	97.3	96.1	1.2 pts

Financial Services
Operating revenues	€ mn	860	916	(6.1)%
Operating profit 2)	€ mn	198	255	(22.4)%
Net income from continuing operations 3)	€ mn	72	66	9.1%
Net loss from discontinued operations, net of income taxes and minority interests in earnings 3)	€ mn	(395)	(514)	23.2%
Net loss 3)	€ mn	(323)	(448)	27.9%
Cost-income ratio	%	76.2	71.4	4.8 pts

BALANCE SHEET
Total assets as of March 31, 5)	€ mn	545,729	955,576	(42.9)%
Shareholders’ equity as of March 31, 5)	€ mn	33,030	33,684	(1.9)%
Minority interests as of March 31, 5)	€ mn	2,065	3,564	(42.1)%

SHARE INFORMATION
Basic earnings per share	€	0.06	2.55	(97.6)%
Diluted earnings per share	€	0.04	2.48	(98.4)%
Share price as of March 31, 5)	€	63.26	75.00	(15.7)%
Market capitalization as of March 31, 5)	€ bn	28.7	34.0	(15.7)%

OTHER DATA
Third-party assets under management as of March 31, 5)	€ bn	766	703	9.0%

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues.
2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)

Following the announcement of the sale on August 31, 2008, Dresdner Bank was qualified as held-for-sale and discontinued operations. The transfer of ownership of Dresdner Bank to Commerzbank was completed on January 12, 2009 as scheduled. Accordingly, assets and liabilities of Dresdner Bank have been deconsolidated in the first quarter 2009. The loss from derecognition of discontinued operations amounts to € 395 mn and represents mainly the recycling of components of other comprehensive income. All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net loss from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all years presented in accordance with IFRS 5.

4)

The Allianz Group operates and manages its activities through four segments: Property-Casualty, Life/Health, Financial Services and Corporate. For further information please refer to Note 5 of our condensed consolidated interim financial statements.

5)	2008 figures as of December 31, 2008.

Executive Summary and Outlook

– Strong revenues of € 27.7 billion.

– Robust operating profit of € 1.4 billion, all business segments contribute positively.

– Strong solvency ratio of 159%.

– Net income from continuing operations of € 424 million.

First Quarter 2009 at a Glance

All business segments contribute positively to operating profit

In the first quarter 2009, Allianz generated total revenues of € 27,725 million, an increase of 2.8 % or € 767 million compared to the first quarter 2008. Operating profit was € 1,424 million, with all business segments contributing positively. This compared to € 2,208 million in the first quarter 2008. While net income from continuing operations was € 424 million, a loss from discontinued operations amounting to € 395 million marked the end of the accounting for the sale of Dresdner Bank. Total net income for the the first quarter 2009 was € 29 million.

Difficult economic environment

The first quarter 2009 was impacted by the ongoing financial markets crisis. Equity markets dropped materially. Similarly, structured credit continued to weaken, responding to pessimism surrounding the viability of the banking system and economic recovery. Interest rates world wide were on a general downward trend, albeit we observed recoveries in some areas, especially in the United States. The U.S. Dollar strengthened in the first quarter 2009 compared to the Euro.

In common with the whole financial services industry, Allianz was affected by this market environment, which impacted both asset values and results. However, the impact varied across our business segments. Our operations were impacted by impairments on equity securities, losses from credit insurance as well as lower sales of asset management products. Our investment portfolio remains of high quality, is well diversified, liquid and fungible. For further information on our asset quality please refer to the Balance Sheet Review in this Management Report.

New segment structure

Starting with the first quarter 2009, IFRS 8 “Operating Segments”, has been implemented at Allianz Group. According to IFRS 8 we have changed the reporting of our business segments to be in line with our management view. Allianz continues to use operating profit 1) to measure the performance of its business segments and business divisions internally, and this is now fully reflected in our external reporting in accordance with IFRS 8. Information about net income, non-operating items as well as taxes and minorities are presented at the Group level.

The new segment structure is divided into four segments: the insurance business segments Property-Casualty and Life/Health, the Financial Services business segment and the Corporate segment. Following the sale of Dresdner Bank on January 12, 2009, which represented 95% of our banking activities, we have grouped our Asset Management, ongoing Banking and Alternative Investment Management activities together under the umbrella of a new Financial Services business segment. The activities of the asset managers of Alternative Investments were previously reported within the Corporate segment. Furthermore, our private equity assets are now allocated across the respective insurance segments, with the vast majority going into Life/Health. A small portion remains in Corporate. Both insurance business segments are further subdivided into five business divisions reflecting the responsibility of different members of the Board of Management.

1)	Please refer to our definition of operating profit in the condensed consolidated interim financial statements of this Report.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

New segment structure

Property-Casualty	Life/Health	Financial Services	Corporate

– German Speaking Countries	– German Speaking Countries	– Asset Management
– Europe I incl. South America	– Europe I incl. South America	– Banking
– Europe II incl. Africa	– Europe II incl. Africa	– Alternative Investment
– Anglo Broker Markets/Global Lines	– Anglo Broker Markets/Global Lines	Management
– Growth Markets	– Growth Markets

Allianz Group’s Consolidated Results of Operations

Total revenues 1)

Total revenues

in € bn

On an internal basis 2), total revenues increased by 1.5%. Both insurance segments contributed to this growth: 1.1% in our Property-Casualty operations and 3.6 % in our Life/Health operations. As a result of the difficult market conditions revenues in the Financial Services segment decreased on an internal basis by 17.6%.

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues.
2)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to page 35 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Foreign currency exchange effects increased total revenues by € 218 million. Consolidation effects, resulting from our subsidiary in Turkey and of cominvest, amounted to € 156 million. At € 27,725 million, total revenues were up by 2.8 % on a nominal basis.

Total revenues – Segments

in € mn

Gross premiums written from Property-Casualty operations increased 1.1% on an internal basis, mostly due to higher business volumes. On a nominal basis, gross premiums written were up by 1.3% to € 13,886 million; this premium growth reflects the consolidation of our subsidiary in Turkey.

3)	Total revenues include € (34) mn, € 5 mn and € 21 mn from consolidation for 1Q 2009, 2008 and 2007 respectively.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Life/Health statutory premiums grew by 3.6%, on an internal basis. While we observed a decline in demand for regular unit-linked and other non-participating products, there was a strong interest in participating products with minimum guarantees. On a nominal basis, statutory premiums amounted to € 13,013 million, up 5.6%.

Revenues in our Financial Services segment amounted to

€ 860 million, down 17.6 % on an internal basis and down 6.1 % on a nominal basis compared to the prior year period. Impacts from the financial markets crisis affected revenue development in all three financial services activities. Asset management revenues from fixed income business developed well, while the remaining business suffered in line with the markets. The acquisition of cominvest in our asset management business added € 35 million to operating revenues in the first quarter.

Operating profit

Operating profit

in € mn

Operating profit of € 1,424 million was down by 35.5 % mainly due to ongoing impairments in the Life/Health segment and a lower underwriting result in the Property-Casualty segment.

Operating profit – Segments

in € mn

At € 970 million, the Property-Casualty segment operating profit decreased by 34.4 % compared to the previous year. This decline was attributable to less favorable developments of prior year claims, higher accident year claims, of which half of the increase was attributable to the credit insurance business of Euler Hermes, and a positive prior year one-off effect from the sale of own-use real estate in Germany.

1)	Operating profit includes € 26 mn, € 3 mn and € (28) mn from consolidation for 1Q 2009, 2008 and 2007 respectively.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

At € 402 million, operating profit from the Life/Health business declined by 31.7%, reflecting the continuing impact from the financial markets crisis, namely high impairments and lower harvesting.

We recorded an operating profit of € 198 million in the Financial Services segment compared to € 255 million in the respective quarter one year ago, mainly reflecting a shortfall from asset management business.

The operating loss from Corporate activities increased by 45.8 % to € 172 million, due to lower interest income.

Non-operating result

Non-operating items amounted to a loss of € 979 million in the first quarter 2009. This was mainly due to impairments of equity investments (€ 708 million). Furthermore, net realized gains amounted to € 254 million, a decline of € 156 million in comparison to 2008, and we incurred a net loss from financial assets and liabilities carried at fair value through income of € 105 million.

Acquisition related expenses declined to € 9 million (first quarter 2008 € 107 million). This development was almost exclusively attributable to our Financial Services segment.

Net income (loss) from continuing operations

Net income (loss) from continuing operations

in € mn

Net income from continuing operations was € 424 million compared to €1,380 million in the first quarter 2008.

Income taxes amounted to € 21 million. The application of a European Court of Justice decision resulted in tax benefits of € 57 million which together with tax exempt income items reduced the effective tax rate to 4.8%.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Net income (loss) from discontinued operations

The loss from discontinued operations of € 395 million is the final effect from the deconsolidation of Dresdner Bank. As reported in our Annual Report for 2008 results in the first quarter 2009 were affected by unrealized gains and losses and foreign exchange movements resulting from the sale of the Dresdner Bank, which according to IFRS could only be recognised at the completion of the transaction.

The 2008 loss from the sale of Dresdner Bank was computed based on the transactional values as of the closing date (January 12, 2009). Therefore, the losses of Dresdner Bank during the first twelve days of 2009 are already reflected in our financial statements as of December 31, 2008.

Net income (loss)

Net income for the first quarter 2009 amounted to € 29 million compared to € 1,148 million one year ago.

Earnings per share 1)

in €

The net income translates into basic earnings per share of € 0.06 (diluted: € 0.04).

1)	For further information please refer to Note 38 to our condensed consolidated interim financial statements.

Shareholders’ equity

Shareholders’ equity 2)

in € mn

As of March 31, 2009, shareholders’ equity amounted to € 33.0 billion, down 1.9 % from December 31, 2008. The change was driven by a reduction of unrealized gains of € 1.1 billion and the net income from continuing operations in the first quarter of € 0.4 billion. Our capital base remains strong, with a 159 % solvency ratio.

2)	Does not include minority interests.

Allianz Group Interim Report First Quarter of 2009    Group Management Report

Total revenues and reconciliation of operating profit to net income

Three months ended March 31,	2009 € mn	2008 € mn
Total revenues 1)	27,725	26,958

Premiums earned (net)	14,680	14,762
Interest and similar income	4,414	4,456
Operating income from financial assets and liabilities carried at fair value through income (net)	(255)	227
Operating realized gains/losses (net)	165	649
Fee and commission income	1,336	1,505
Other income	4	351
Claims and insurance benefits incurred (net)	(11,779)	(11,314)
Change in reserves for insurance and investment contracts (net)	(621)	(1,845)
Interest expenses, excluding interest expenses from external debt	(172)	(241)
Loan loss provisions	(15)	(5)
Operating impairments of investments (net)	(1,138)	(1,073)
Investment expenses	62	(436)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(4,770)	(4,288)
Fee and commission expenses	(491)	(551)
Operating restructuring charges	(1)	(1)
Other expenses	(1)	(1)
Reclassification of tax benefits	6	13
Operating profit	1,424	2,208

Non-operating income from financial assets and liabilities carried at fair value through income (net)	(105)	145
Non-operating realized gains/losses (net)	254	410
Income from fully consolidated private equity investments (net)	(56)	23
Non-operating impairments of investments (net)	(752)	(397)
Interest expenses from external debt	(238)	(252)
Acquisition-related expenses	(9)	(107)
Amortization of intangible assets	(4)	(5)
Non-operating restructuring charges	(63)	6
Reclassification of tax benefits	(6)	(13)
Non-operating items	(979)	(190)

Income from continuing operations before income taxes and minority interests in earnings	445	2,018
Income taxes	(21)	(572)
Minority interests in earnings	—	(66)
Net income from continuing operations	424	1,380
Net loss from discontinued operations, net of income taxes and minority interests in earnings	(395)	(232)
Net income	29	1,148

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products) and Financial Services segment’s operating revenues.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and managed.

The information contained in the risk report in our 2008 Annual Report is still valid.

Events After the Balance Sheet Date

Sale of Industrial and Commercial Bank of China (“ICBC”) shares

Allianz sold 3.2 billion ICBC shares on April 28, 2009 to a selected group of investors through a private sale. The sale resulted in a capital gain of approximately € 0.7 billion.

For further information see Note 41 to the condensed consolidated interim financial statements. For other further information see “Outlook”.

Outlook

Economic Outlook

In the first quarter 2009 first signs of a recovery began to appear. This sentiment among analysts improved, stock markets rose and corporate bond spreads narrowed. In the banking markets, credit spreads and money market rates are decreasing.

Nonetheless there are always risks of setbacks especially to a nascent recovery, and for this reason we remain cautious about making predictions. Therefore the outlook at the end of March 2009 provided below is largely unchanged from the one given in our 2008 Annual Report.

Continuing uncertainty

In 2008, the global economy entered the deepest recession it has seen in decades. The situation is expected to stabilize in the next few months, as the massive global expansion of monetary and fiscal policy takes full effect. Nevertheless despite these policy actions, gross national product in the industrialized countries is expected to fall markedly for the year as a whole. In contrast, the emerging economies will show at least weak growth. The financial markets will not be calm in 2009. The distortions from the boom years have not yet fully worked through, particularly in the banking sector. The process of adjustment and consolidation that is required will continue to create an atmosphere of great uncertainty in the markets. Central banks and governments remain obligated to avert the risk of a systemic crisis. Taken together, these developments create a very challenging environment for financial services providers in 2009.

Stabilization

We believe that, following an expansion of nearly 2 % last year, the global economy will contract in 2009 (even including the emerging markets). We expect the industrialized countries to shrink by about 2.9%, while growth will slow down to around 1.0% (2008: 5.2%) in the emerging markets.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

The performance in the emerging markets, however, will be very uneven. Asia remains the most dynamic region, with gains of 2.7%. China leads the way here, although it is expected to turn in its lowest growth rate since 1990. We estimate that Eastern European countries will contract by 1.8%, primarily because recent growth in many Eastern European countries has been financed by the rapid expansion of credit, partly in foreign currencies. These countries have been hit so hard by the financial crisis that some of them have already turned to the International Monetary Fund and the European Union for support. Latin America will not escape the downturn, we expect economic activity to shrink by 0.7%.

In the group of the industrialized countries, we estimate the drop in Japan at 5.7%. Although the Japanese economy itself has been relatively untouched by the financial crisis, its dependence on export demand has a noticeable impact on the economy’s performance, given the current environment. The same will hold true for Germany, where we expect economic activity to decline by 3.5%. Also the economy of the United States will shrink in 2009. We forecast a drop of about 2.3% there. However, the negative figures for the entire year obscure the fact that a gradual stabilization is expected to take place in the course of the year. The industrialized countries should be back on the path to growth in the second half of the year. There are three reasons – all of them valid globally – that such a recovery is likely: extensive public economic programs designed to stimulate demand, low interest rates resulting from an extremely expansionary monetary policy and gains in consumer purchasing power due to lower commodity prices.

The financial markets will remain volatile in 2009 because of heavy losses, particularly in the banking sector. Additional public measures may be required to stabilize the financial sector. In any case, a rapid normalization of the markets is not foreseen, but we expect investor confidence to return if the economy picks up during the year. Given the rapid increase in government indebtedness, the focus will likely shift to inflation and rising interest rates. An economic recovery should have a positive impact on the equity markets.

Challenging environment for financial services providers

Financial services providers will continue to face major challenges in 2009 as a result of the global economic crisis. The most obvious of these are gloomy economic prospects, possible impairments on all types of securities and the loss of consumer confidence. It is imperative that providers restore their customers’ faith in a reliable long-term partnership.

Property-Casualty will likely see new business slowing because of the weak economy; individual sectors such as credit insurance are being directly affected by the crisis.

The difficulties on the capital markets and, in particular, the low interest rates could increase pricing discipline among providers.

The aging of society continues. Sustainable retirement and healthcare cannot be built solely on a pay-as-you-go basis (inter-generational contract) – capital markets are required. The long term fundamentals of the Life/Health insurance operations remain intact, but they will be affected by how effectively mandatory health insurance systems are complemented by privately funded health insurance.

Asset Management operations once again have a solid long-term growth and profit outlook, too. First, however, the fund industry will need to provide convincing arguments to customers wary of highly volatile markets.

2009 will clearly be an extremely difficult year for banks. After the direct impact of the financial crisis, additional impairments are now threatening the traditional lending business, where more defaults are expected during the economic downturn. In 2009, banks will attempt to shore up liquidity and capital, though it is far from clear how long it will take for the changed regulations to provide relief and the degree of impact these changes will have.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Outlook for the Allianz Group

Whilst the challenging environment described above will clearly impact our business in 2009, Allianz is well positioned, with a solid platform for delivering earnings in the core insurance and asset accumulation businesses. We are strongly capitalized, and with a solvency ratio of 159% net of a € 1.6 billion dividend accrual for 2008 and € 0.2 billion for the first quarter 2009, we are able to withstand a prolonged difficult market environment.

The underlying fundamentals in our operations are healthy. The major part of our operating profit is driven by our Property-Casualty business, which is least affected by the financial markets crisis. Our combined ratio is expected to benefit from the ongoing efficiency and effectiveness improvements we are realizing from our operational transformation program and sustainability initiative. This will serve to mitigate claims and cost inflation. Even if a severe recession would cause a shortfall in revenues, the short-term impact on operating profit would not be significant. The level of dividend and interest income is robust.

In the Life/Health operations we expect a consistently positive development in traditional business, and a recovery in investment-oriented products over time. The investment margins will remain vulnerable to adverse financial market developments.

The investment assets of the Allianz Group are held in a defensive portfolio, managed under a sustainable investment strategy and are generating a reliable stream of coupons and dividend yields. Whilst this portfolio includes a significantly reduced level of equity exposure, in the ongoing financial crisis, we cannot rule out further impairments, or indeed credit defaults on corporate bonds.

Our asset management business was managing € 766 billion of third-party assets at the end of March, 2009. Whilst the equities side has been badly affected by the turmoil and investors’ loss of confidence, the fixed-income side remains resilient, and we expect that to continue.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary note regarding forward-looking statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, and including market volatility, liquidity and credit events (iii) the frequency and severity of insured loss events, including from natural catastrophes and including the development of loss expenses, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

Property-Casualty Insurance Operations

– Robust operating profit of € 970 million in soft markets.

– Selective premium growth of 1.3% with continued underwriting discipline.

– Combined ratio of 98.5%.

Earnings Summary

Gross premiums written 1)

At € 13,886 million, gross premiums written were 1.3% higher, and 1.1% ahead of previous year on an internal basis. Of this development 0.6% was driven by higher volumes, and 0.2% related to overall price changes. We currently see price hardening in several markets. This positive trend is also reflected in our first quarter renewals, where we measured a positive price impact of approximately 0.8% for our major operating entities which we view as an important lead indicator. Discussion about overall price changes in the paragraphs below relate to developments in the respective operating entity or country.

While our motor business, representing about 44% of our portfolio, reported € 224 million less premiums, our non-motor business increased by € 401 million. On a nominal basis, premium growth was also driven by the consolidation of our subsidiary in Turkey. Negative currency translation effects amounted to € 72 million.

1)

We comment on the development of our gross premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information.

Gross premiums written – Internal growth rates 2)

in%

Gross premiums written at Allianz Sach in Germany decreased by 1.2% or € 51 million. This decline was attributable to the motor business, where both price and volume came down. A portfolio cleaning exercise, particularly in non-profitable fleet business was conducted, resulting in intentionally reduced volume. We estimate the positive overall price effect to be 1.0%.

In Italy, revenues declined by 13.9% or € 162 million. This development was also due to motor business, where less car registrations and the persistency of a soft market in a highly competitive environment led to lower premiums. Prices were still impacted by the Bersani law. We estimate the negative price effect on premiums written to be 2.9%.

2)	Before elimination of transactions between Allianz Group companies in different countries and geographic regions.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

In Spain, premiums decreased by 5.2% or € 36 million. This shortfall was mainly driven by the current recession and by fierce competition in motor and commercial lines. Despite a negative price impact – we estimate it to be around 7.9% – our Spanish operation is one of our most profitable businesses.

In New Europe, revenues declined on an internal basis by 2.9% or € 25 million. This development was basically due to the current financial crisis, affecting negatively both price and volume, especially in Russia, Romania and Hungary, where new car registrations declined significantly. The estimated negative price effect on premiums written was 1.4%.

On an internal basis, revenues in France were up by 0.9% or € 13 million, supported by a positive price effect of approximately 2.5%, in both personal and commercial lines.

In the United States gross premiums written grew by 2.2% or € 15 million on an internal basis. This growth was a result of increased volume in the crop insurance business; whereas in personal and other commercial lines we observed declining revenues. We estimate the negative price effect on premiums written to be 2.8%.

In the United Kingdom gross premiums written increased by 2.8% or € 14 million. We estimate the positive price effect to be 4.1%.

In South America, revenues increased by € 54 million or 22.8%, mainly due to growth in all lines of business in Brazil – with motor and fire insurances being the main drivers.

In Australia, where we grew in motor insurance in particular, we recorded revenue growth of 10.3% or € 36 million on an internal basis. There was a positive price effect of an estimated 6.4%.

At AGCS premiums increased by 13.5% or € 123 million driven among other factors by marine, aviation and pharma liability insurances. In addition, Fireman’s Fund Insurance Company in the United States transferred the renewal rights for their marine business to AGCS.

Operating profit

Operating profit

in € mn

Challenging market conditions continued in the first quarter and impacted our operating profit, which decreased by 34.4% to € 970 million. The decline was mainly attributable to a lower underwriting result, reflected in an increased combined ratio and a one-off effect in the first quarter 2008 when we sold own-use offices in Germany with a net gain of € 238 million.

The combined ratio of 98.5% was 3.7 percentage points above the respective quarter in 2008. Our calendar year loss ratio was up by 2.4 percentage points to 71.1%. Of this increase, 1.1 percentage points were attributable to a higher accident year loss ratio. Approximately half of that increase was attributable to higher claims in the credit insurance business of Euler Hermes. Quarter-on-quarter the net development in prior years’ loss reserves accounted for a further 1.3%.

The accident year loss ratio increased to 73.4%. A lower impact from natural catastrophes (0.7 percentage points) and other large claims (1.1 percentage points) were more than compensated by the claims from our credit insurance business and increased frequency and severity, in particular in our property business.

The macroeconomic environment resulted in a significantly higher frequency of defaults and delayed payments which affected our credit insurance business at Euler Hermes. This development represents almost 50% of the overall segment’s deterioration in the accident year loss ratio in this quarter.

The overall impact from natural catastrophes was € 200 million, including the windstorms in France and Spain – Klaus and Quinten – as well the bushfires in Australia.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Acquisition and administrative expenses increased by 7.0% to € 2,558 million. This movement was mainly driven by a favorable technical effect in the previous year’s quarter affecting acquisition expenses. As a result our expense ratio increased by 1.3 percentage points to 27.4%.

Operating net investment income

Three months ended March 31,	2009 € mn	2008 € mn
Interest and similar income	933	1,051
Operating income from financial assets and liabilities carried at fair value through income (net)	(30)	14
Operating realized gains/losses (net)	(4)	(3)
Operating impairments of investments (net)	(62)	(93)
Investment expenses	22	(123)
Operating net investment income	859	846

Net investment income increased by € 13 million to € 859 million. Interest and similar income decreased by 11.2% primarily due to lower dividend income. In contrast, lower operating impairments of investments on German UBR business (where the policyholder bears the investment risk, similar to life insurances) than in the first quarter 2008 contributed to the increase of the net investment income. Finally the investment expenses profited from favorable foreign exchange effects.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Property-Casualty segment information

Three months ended March 31,	2009 € mn	2008 € mn
Gross premiums written 1)	13,886	13,710
Ceded premiums written	(1,370)	(1,285)
Change in unearned premiums	(3,184)	(3,252)
Premiums earned (net)	9,332	9,173
Interest and similar income	933	1,051
Operating income from financial assets and liabilities carried at fair value through income (net)	(30)	14
Operating realized gains/losses (net)	(4)	(3)
Fee and commission income	272	267
Other income	3	250
Operating revenues	10,506	10,752

Claims and insurance benefits incurred (net)	(6,633)	(6,301)
Changes in reserves for insurance and investment contracts (net)	(30)	(29)
Interest expenses	(34)	(88)
Loan loss provisions	(6)	—
Operating impairments of investments (net)	(62)	(93)
Investment expenses	22	(123)
Acquisition and administrative expenses (net)	(2,558)	(2,391)
Fee and commission expenses	(234)	(248)
Other expenses	(1)	—
Operating expenses	(9,536)	(9,273)

Operating profit	970	1,479

Loss ratio 2) in %	71.1	68.7
Expense ratio 3) in %	27.4	26.1
Combined ratio 4) in %	98.5	94.8

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
3)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
4)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Property-Casualty Operations by Business Divisions

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
			internal 1)
Three months ended March 31,	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%	2009%	2008%	2009%	2008%
Germany	4,034	4,085	4,034	4,085	1,778	1,789	278	466	94.5	97.0	67.0	73.3	27.5	23.7
Switzerland	833	775	779	772	340	309	46	50	93.5	90.8	72.4	68.0	21.1	22.8
Austria	339	342	337	342	181	182	18	18	95.3	97.1	69.6	74.1	25.7	23.0
German Speaking Countries	5,206	5,202	5,150	5,199	2,299	2,280	342	534	94.4	96.1	67.9	72.6	26.5	23.5

Italy	1,003	1,173	1,003	1,165	1,063	1,156	111	166	98.9	93.1	75.8	69.7	23.1	23.4
Spain	658	694	658	694	453	462	76	76	89.5	89.0	70.0	70.0	19.5	19.0
South America	258	237	291	237	183	181	17	17	100.3	98.3	68.0	63.4	32.3	34.9
Portugal	81	87	81	87	60	61	10	10	90.8	89.8	65.0	63.8	25.8	26.0
Turkey 2)	124	—	—	—	63	—	1	—	113.5	—	87.3	—	26.2	—
Greece	23	22	23	22	12	13	3	3	84.9	85.5	57.6	56.1	27.3	29.4
Europe I incl. South America	2,147	2,213	2,056	2,205	1,834	1,873	218	272	96.8	92.4	73.5	68.9	23.3	23.5

France	1,407	1,394	1,407	1,394	802	830	(55)	59	112.0	99.4	85.8	72.3	26.2	27.1
Credit Insurance	531	532	531	532	310	343	8	77	114.4	89.1	84.3	63.2	30.1	25.9
Travel Insurance and Assistance Services	350	327	350	327	295	275	13	25	97.2	93.5	61.2	58.0	36.0	35.5
Netherlands	312	298	312	298	198	193	15	19	99.2	97.3	69.6	66.3	29.6	31.0
Belgium	114	111	114	111	64	65	8	10	99.8	96.1	64.4	57.4	35.4	38.7
Africa	26	25	26	25	7	6	2	1	92.4	75.2	73.0	65.3	19.4	9.9
Europe II incl. Africa	2,740	2,687	2,740	2,687	1,676	1,712	(5) 3)	198 3)	107.9	96.1	78.5	67.1	29.4	29.0

United States	788	772	685	670	762	685	102	89	98.3	97.4	64.4	66.7	33.9	30.7
Mexico	50	38	58	38	20	19	4	4	91.6	86.8	67.6	63.4	24.0	23.4
NAFTA	838	810	743	708	782	704	106	93	98.2	97.1	64.5	66.6	33.7	30.5
Reinsurance PC	1,484	1,251	1,497	1,251	771	637	3	110	105.8	86.6	76.4	67.0	29.4	19.6
Allianz Global Corporate & Specialty	1,035	842	1,035	912	561	406	138	46	85.5	97.3	64.2	71.7	21.3	25.6
AZ Insurance plc	433	506	520	506	384	460	45	58	95.7	96.3	62.9	62.2	32.8	34.1
Australia	327	351	387	351	253	308	30	41	106.0	103.8	81.6	80.6	24.4	23.2
Ireland	190	200	190	200	142	150	(5)	30	112.1	90.2	84.8	65.5	27.3	24.7
ART	80	21	57	21	45	19	13	7	82.6	82.1	45.8	48.7	36.8	33.4
Anglo Broker Markets/ Global Lines	4,387	3,981	4,429	3,949	2,938	2,684	330	385	98.5	94.8	69.5	68.1	29.0	26.7

Russia/CIS 4)	174	225	210	225	135	174	7	(2)	98.1	100.7	55.4	61.2	42.7	39.5
Hungary	147	183	167	183	101	113	17	18	103.8	94.3	77.4	63.3	26.4	31.0
Poland	86	106	108	106	70	76	4	7	99.0	95.0	61.9	63.6	37.1	31.4
Romania	76	93	88	93	35	37	0	3	106.4	103.1	85.0	76.4	21.4	26.7
Slovakia	122	110	122	110	76	67	21	29	79.2	64.4	50.4	40.4	28.8	24.0
Czech Republic	77	82	83	82	51	54	13	12	79.7	82.3	60.2	60.0	19.5	22.3
Bulgaria	19	25	20	25	19	20	5	4	76.2	82.1	47.8	53.1	28.4	29.0
Croatia	27	26	27	26	19	19	1	2	103.5	93.7	66.9	64.9	36.6	28.8
New Europe 5)	728	850	825	850	507	559	62	67	94.6	91.8	62.7	60.2	31.9	31.6
Asia-Pacific (excl. Australia)	126	102	119	102	64	53	5	3	99.5	100.7	59.4	60.9	40.1	39.8
Middle East	19	14	17	14	8	6	(0)	2	138.4	113.4	65.9	65.8	72.5	47.6
Growth Markets	873	966	961	966	579	618	67	72	95.7	92.6	62.4	60.2	33.3	32.4

Consolidation 6)	(1,467)	(1,339)	(1,519)	(1,340)	6	6	18	18	—	—	—	—	—	—
Total	13,886	13,710	13,817	13,666	9,332	9,173	970	1,479	98.5	94.8	71.1	68.7	27.4	26.1

1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-) consolidation effects).
2)

Effective July 21, 2008, Koç Allianz Sigorta AS was consolidated following the acquisition of approximately 47.1% of the shares in Koç Allianz Sigorta AS by the Allianz Group, increasing our holding to approximately 84.2%.

3)	Contains € 3 mn and € 5 mn for 1Q 2009 and 1Q 2008, respectively, from a former operating entity located in Luxembourg and also € 1 mn and € 1 mn for 1Q 2009 and 1Q 2008, respectively, from AGF UK.
4)	Contains operations in Kazakhstan and Ukraine.
5)	Contains income and expense items from a management holding.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

– Top line increases, revenues of € 13.0 billion.

– € 402 million operating profit after a loss of € 302 million in the fourth quarter 2008.

Earnings Summary

The economic environment during the first quarter 2009 remained challenging, but we were able to achieve robust revenue growth with statutory premiums reaching € 13,013 million, and an operating profit of € 402 million after a loss in the fourth quarter of 2008.

Statutory premiums 1)

Our statutory premiums grew by 3.6% on an internal basis. Bancassurance business, in particular in Italy, picked up again, driven by strong demand for products with minimum guarantees and participating components. The normal unit-linked business is still suffering from the economic crisis in Europe and Asia.

1)

We comment on the development of our statutory premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information.

Statutory premiums – Internal growth rates 2)

in%

In Germany, one of our key markets, our business declined by 1.9% or € 83 million, mainly due to a positive prior year impact on sales of “Riester”-products and of premiums from large corporate business. Our cooperation with Commerz-bank will begin in 2010.

In Italy, we recorded premium growth of 38.4% or € 625 million due to the launch of a product with a minimum guarantee and a participating component. This product is successfully sold solely via our banking channel, which clearly outperformed the market.

Up 33.9% or € 62 million, the premium development in Spain also benefitted from a banking joint-venture following the launch of an investment product at the beginning of the year, as well as from strong sales via our agents’ network.

2)	Before elimination of transactions between Allianz Group companies in different countries and geographic regions.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

As a consequence of a decrease in the unit-linked business our operations in France generated 19.3% or € 427 million lower revenues. In the first quarter 2008 we secured a large single premium group contract which drove the premium result in that quarter. Also sales of unit-linked contracts from tied agents and brokers declined in the current quarter.

In Asia-Pacific sales went down by 26.6% or € 290 million. Our business in this region was especially impacted by developments in Taiwan and South Korea. In Taiwan regulatory restrictions stopped the sale of our main unit-linked product and initial sales of newly launched products started slowly. Our business in South Korea was still impacted by the financial markets downturn and a decline in sales of unit-linked and single premium savings contracts.

In the United States premiums were up 37.8% or € 508 million. As announced at year end 2008 we have actively addressed our product issues in the United States. Some products have been discontinued, others were modified and re-priced. The first quarter saw a spike in the sales of variable annuity products, and we expect significantly lower sales of these products throughout the rest of the year.

Operating profit

Operating profit

in € mn

Operating profit at € 402 million was down by 31.7% mainly reflecting the impact from the financial markets crisis.

However, compared to the fourth quarter 2008 when we recorded an operating loss, this represented a strong turn around.

Net impairments on investments amounted to € 1,076 million, an increase of € 96 million which was to a large extent attributable to the “once impaired, always impaired” rule (IAS 39) following the prolonged decline of equity prices. The highest impairments were recorded in Germany Life (€ 598 million) and in France (€ 253 million).

Net realized gains stood at € 171 million representing a sharp drop of 73.7%, reflecting fewer opportunities for realizing gains in the current market environment. Main contributor to the realized gains was the sale of debt securities in France.

The prior period’s operating gain of € 231 million turned to a € 233 million net loss from financial assets and liabilities carried at fair value through income. This swing was primarily due to an unfavorable result from foreign exchange currency hedging. The corresponding foreign exchange gains of the hedged securities are shown under investment expenses.

Interest and similar income remained stable at € 3,305 million and even under current market conditions delivered a yield of 1.2% 1).

Changes in reserves for insurance and investment contracts (net) amounted to € 585 million, € 1,218 million less than in the first quarter 2008. This was driven by a reduction of reserves for premium refunds to policyholders following a significantly lower investment result.

Net claims and insurance benefits incurred were up 2.7% to € 5,146 million.

Acquisition and administrative expenses (net) amounted to € 1,427 million, up 28.8%. Whereas administrative expenses declined, acquisition expenses went up due to increased amortization of deferred acquisition costs at Allianz Life in the United States and also in Germany.

Our cost income ratio was 97.3%, up 1.2 percentage points.

1)	On debt securities including cash components, based on an average asset base of € 260.3 billion.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Life/Health segment information

Three months ended March 31,	2009 € mn	2008 € mn
Statutory premiums 1)	13,013	12,327
Ceded premiums written	(143)	(143)
Change in unearned premiums	(29)	(37)
Statutory premiums (net)	12,841	12,147
Deposits from SFAS 97 insurance and investment contracts	(7,493)	(6,558)
Premiums earned (net)	5,348	5,589
Interest and similar income	3,305	3,200
Operating income from financial assets and liabilities carried at fair value through income (net)	(233)	231
Operating realized gains/losses (net)	171	649
Fee and commission income	119	171
Other income	3	110
Operating revenues	8,713	9,950

Claims and insurance benefits incurred (net)	(5,146)	(5,013)
Changes in reserves for insurance and investment contracts (net)	(585)	(1,803)
Interest expenses	(44)	(70)
Loan loss provisions	(2)	2
Operating impairments of investments (net)	(1,076)	(980)
Investment expenses	34	(328)
Acquisition and administrative expenses (net)	(1,427)	(1,108)
Fee and commission expenses	(64)	(60)
Operating restructuring charges	(1)	(1)
Operating expenses	(8,311)	(9,361)

Operating profit	402	589

Cost-income ratio 2) in %	97.3	96.1

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life and health insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

Represents deposits from SFAS 97 insurance and investment contracts, claims and insurance benefits incurred (net), changes in reserves for insurance and investment contracts (net) and acquisition and administrative expenses (net) divided by statutory premiums (net), interest and similar income, operating income from financial assets and liabilities carried at fair value through income (net), operating realized gains/losses (net), fee and commission income, other income, interest expenses, loan loss provisions, operating impairments of investments (net), investment expenses, fee and commission expenses and operating restructuring charges.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Life/Health Operations by Business Divisions

	Statutory premiums1)				Premiums earned (net)		Operating profit		Cost-income ratio
Three months ended March 31,	2009 € mn		internal2)
		2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%
Germany Life	3,479	3,578	3,479	3,578	2,360	2,624	165	187	96.1	96.3
Germany Health3)	791	775	791	775	792	776	19	37	98.0	96.2
Switzerland	693	663	648	663	236	194	8	17	98.9	97.5
Austria	118	108	118	108	89	82	4	8	96.9	93.4
German Speaking Countries	5,081	5,124	5,036	5,124	3,477	3,676	196	249	96.8	96.4

Italy	2,254	1,629	2,254	1,629	187	214	9	30	99.6	98.3
Spain	245	183	245	183	110	112	27	26	90.9	89.5
Portugal	35	25	35	25	20	19	5	5	87.8	82.7
Greece	30	29	30	29	18	18	1	1	96.3	95.7
South America	11	30	12	30	9	29	5	6	75.2	82.6
Turkey4)	21	—	—	—	9	—	1	—	95.8	—
Europe I incl. South America	2,596	1,896	2,576	1,896	353	392	48	68	98.3	96.8

France	1,784	2,211	1,784	2,211	709	697	123	160	93.5	93.7
Belgium	155	203	155	203	87	89	7	30	96.4	88.9
Netherlands	105	99	105	99	48	33	10	9	91.4	91.8
Luxembourg	12	23	12	23	7	7	2	1	89.3	95.5
Africa	11	14	11	14	6	6	1	1	91.9	94.6
Global Life	39	—	39	—	—	—	—	—	99.2	—
Europe II incl. Africa	2,106	2,550	2,106	2,550	857	832	143	201	93.7	93.2

United States	2,130	1,344	1,852	1,344	170	174	3	6	99.9	99.6
Mexico	13	34	15	34	7	7	1	—	94.8	98.5
NAFTA	2,143	1,378	1,867	1,378	177	181	4	6	99.8	99.6
AZ Reinsurance LH	73	74	73	74	76	71	1	1	98.8	99.2
Anglo Broker Markets/Global Lines	2,216	1,452	1,940	1,452	253	252	5	7	99.8	99.6

South Korea	299	484	385	484	153	210	16	30	95.6	94.6
Taiwan	298	455	279	455	29	27	5	2	98.5	99.5
Malaysia	38	31	37	31	34	28	2	2	94.3	93.3
Indonesia	39	45	42	45	17	10	4	3	89.4	93.6
Other	71	75	57	75	18	6	(20)	(10)	129.5	112.5
Asia-Pacific	745	1,090	800	1,090	251	281	7	27	99.2	97.7
Hungary	22	44	25	44	15	20	5	4	80.7	92.5
Slovakia	68	80	68	80	41	42	9	9	87.9	89.4
Czech Republic	40	27	43	27	13	16	1	4	96.8	85.8
Poland	149	63	188	63	40	38	2	4	98.8	93.8
Romania	6	7	8	7	4	3	—	1	93.6	88.3
Bulgaria	6	7	6	7	6	6	—	1	95.8	91.6
Croatia	11	13	11	13	10	9	—	2	96.9	86.4
Russia	4	4	4	4	4	4	(1)	(3)	146.3	163.0
New Europe	306	245	353	245	133	138	16	22	94.8	91.7
Middle East	24	23	21	23	24	18	(9)	1	158.2	93.7
Growth Markets	1,075	1,358	1,174	1,358	408	437	14	50	98.8	96.6

Consolidation5)	(61)	(53)	(62)	(53)	—	—	(4)	14	—	—
Total	13,013	12,327	12,770	12,327	5,348	5,589	402	589	97.3	96.1

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-) consolidation effects).
3)	Loss ratios were 79.5% and 79.4% for the three months ended March 31, 2009 and 2008, respectively.
4)

Effective July 21, 2008, Koç Allianz Hayat ve Emeklilik AS was consolidated following the acquisition of approximately 51% of the shares in Koç Allianz Hayat ve Emeklilik AS by the Allianz Group, increasing our holding to approximately 89%.

5)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Financial Services

–	New Financial Services segment implemented for reporting.
–	Acquisition of cominvest.
–	Strong fixed income performance.
–	Operating profit of € 198 million.

New Financial Services segment

Following the completion of the sale of Dresdner Bank on January 12, 2009, Allianz has modified its segment structure and introduced a new Financial Services segment starting with the first quarter 2009. Under the umbrella of Financial Services we have grouped our activities from Asset Management, Banking and Alternative Investment Management.

Earnings Summary

Operating revenues in our Financial Services segment amounted to € 860 million, down 6.1% compared to the prior year period. This decline is attributable to the capital market crisis which affected revenue development in all three Financial Services activities. Asset management from fixed-income business developed well, while the remaining business suffered in line with the markets. Therefore revenues in Asset Management were down 1.7% to € 714 million, Banking revenues were down 17.1% to € 116 million and Alternative Investment Management revenues were down 42.3% to € 30 million.

We recorded an operating profit of € 198 million compared to € 255 million in the respective quarter one year ago driven mainly by the lower operating revenues. Operating expenses of € 655 million (1Q 2008: € 654 million) and loan loss provisions from our banking business, of € 7 million in both periods, remained flat overall.

The results of operations of our Financial Services segment are predominantly represented by our Asset Management business, accounting for 83.0% (1Q 2008: 79.3%) and 106.6% (1Q 2008: 94.5%) of our total Financial Services segment’s operating revenues and operating profit in the first three months of 2009, respectively. Accordingly, we discuss the results of our Asset Management business in the following section.

Asset Management

Third-party assets under management

As part of the sale of Dresdner Bank to Commerzbank, Allianz acquired cominvest whose third-party assets under management amounted to € 47 billion (thereof € 15 billion equity assets and € 32 billion fixed-income assets) as of March 31, 2009, and those were integrated into our asset management business in the first quarter 2009.

Development of third-party assets under management

in € bn

As of March 31, 2009 our asset base amounted to € 766 billion and was therefore € 63 billion higher than at December 31, 2008. We recorded net inflows for the first quarter of 2009 of € 7 billion with a positive contribution from fixed-income products of € 11 billion, partly offset by outflows from our equity business. The decline in market values especially at the beginning of the year led to market-related losses of € 11 billion in the first three months, which impacted equities by € 9 billion and fixed-income by € 2 billion. The total change in the scope of consolidation and decon-solidation resulted in additional assets under management of € 40 billion. Furthermore, the strengthening U.S. Dollar versus the Euro led to a positive currency translation effect

Allianz Group Interim Report First Quarter of 2009     Group Management Report

of € 27 billion. For further information on our third-party assets under management please refer to page 22.

Operating revenues

At € 714 million, operating revenues were € 12 million below prior year’s level despite the first consolidation of com-invest, with € 35 million operating revenues, and favorable movements of exchange rates. Adjusted for these effects, operating revenues were down by 16.1%.

Three months ended March 31,	2009 € mn	2008 € mn
Management fees	820	841
Loading and exit fees	59	66
Performance fees	14	13
Other income	14	66
Fee and commission income	907	986

Commissions	(193)	(212)
Other expenses	(5)	(68)
Fee and commission expenses	(198)	(280)

Net fee and commission income	709	706

Net fee and commission income amounted to € 709 million, up 0.4% on a nominal basis. On an internal basis it was a decline of 14.4%. The reduction in management fees, down by € 21 million to € 820 million was mainly attributable to the decline of our average third-party assets under management compared to the first quarter 2008. As a result of lower flows and third-party assets under management, our loading fee income declined as well as our fee and commission expenses.

Net loss from financial assets and liabilities carried at fair value through income amounted to € 10 million and comprised effects of mark-to-market valuation of seed money investments. In the first quarter 2008 a gain of € 21 million from foreign currency hedging lowered the seed money effect.

Operating profit

Operating profit

in € mn

In an ongoing difficult market environment, operating profit amounted to € 211 million in the first quarter 2009, a decline of 27.4% on an internal basis. On a nominal basis the decline was 12.4% partly due to a positive prior year impact of the above mentioned foreign currency hedge. In addition we incurred higher operating expenses which were mainly attributable to the acquisition of cominvest.

Administrative expenses, excluding acquisition related expenses, were down 10.3% on an internal basis. At € 504 million, they were 3.7% higher than in the first quarter 2008 on a nominal basis. Personnel expenses at € 310 million increased by 2.6% as reduced bonus costs were offset by higher personnel costs due to higher headcount following the acquisition of cominvest. Non-personnel expenses amounted to € 194 million (1Q 2008: € 184 million).

At 70.4%, our cost-income ratio increased by 3.6 percentage points.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Third-party assets under management of the Allianz Group

Third-party assets under management by geographic region as of March 31, 2009 (December 31, 2008)1)

in %

The acquisition of cominvest increased the proportion of investments originating in Germany, which now account for nearly 17% of Allianz’s third-party assets under management.

The relation between equity and fixed-income assets remained almost unchanged. The latter made up for 86% of third-party assets under management – an increase of 1 percentage point versus the year end 2008 – with equity assets accounting for the balance.

The weighting of retail and institutional clients shifted towards retail customers which accounted for 30% of our third-party assets as of March 31, 2009 (December 31, 2008: 26%).

1)	Based on the origination of assets.
2)

Consists of third-party assets managed by other Allianz Group companies (approximately € 21 bn as of March 31, 2009 and € 22 bn as of December 31, 2008, respectively) and Dresdner Bank (approximately € 9 bn as of December 31, 2008).

Rolling investment performance of Allianz Global Investors3)

in %

Compared to year-end 2008, the performance of Allianz Global Investors’ (AGI) assets under management slightly recovered and remained robust. 66% (December 31, 2008: 62%) of our equity products achieved an outperformance against benchmarks. Our fixed-income products were severely hit by the market disruptions since the second half of 2008 and 51% (December 31, 2008: 48%) outperformed their respective benchmarks.

3)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all accounts managed on a discretionary basis by equity and fixed-income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: AGI Taiwan, AGI Singapore, GTJA Allianz China, AGI Korea, AGI France, AGI Netherlands and AGI Italy.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Financial Services segment information

Three months ended March 31,	Asset Management		Banking		Alternative Investment Management		Financial Services1)
	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Net fee and commission income2)	709	706	35	74	30	54	774	833
Net interest income3)	12	19	80	78	1	—	93	96
Income from financial assets and liabilities carried at fair value through income (net)	(10)	(4)	1	(12)	(1)	(2)	(10)	(18)
Other income	3	5	—	—	—	—	3	5
Operating revenues4)	714	726	116	140	30	52	860	916

Administrative expenses (net), excluding acquisition-related expenses	(504)	(486)	(118)	(138)	(32)	(33)	(654)	(655)
Investment expenses	1	1	(1)	3	(1)	(2)	(1)	2
Other expenses	—	—	—	(1)	—	—	—	(1)
Operating expenses	(503)	(485)	(119)	(136)	(33)	(35)	(655)	(654)

Loan loss provisions	—	—	(7)	(7)	—	—	(7)	(7)
Operating profit (loss)	211	241	(10)	(3)	(3)	17	198	255

Cost-income ratio5) in %	70.4	66.8	102.6	97.1	110.0	67.3	76.2	71.4

1)	Including consolidation in between the financial services segment as recorded in the segment information in Note 5 to the condensed consolidated interim financial statements.
2)	Represents fee and commission income less fee and commission expenses.
3)	Represents interest and similar income less interest expenses.
4)	For the Financial Services segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Corporate Activities

– Operating loss increased due to lower net interest income.

Earnings Summary

Operating loss

The aggregate operating loss increased from € 118 million by 45.8% to € 172 million mainly driven by a lower net interest income due to a lower level of short term interest rates compared to the previous year.

Balance Sheet Review

– Strong solvency ratio of 159%.

– Shareholders’ equity of € 33.0 billion.

Shareholders’ Equity1)

Shareholders’ equity

in € mn

As of March 31, 2009, shareholders’ equity amounted to € 33.0 billion, 1.9% lower than for the year-end 2008. The change was driven by a reduction of unrealized gains of € 1.1 billion and the net income from continuing operations of € 424 million.

1)

Does not include minority interests of € 2.1 bn, € 3.6 bn and € 3.6 bn as of March 31, 2009, December 31, 2008 and December 31, 2007, respectively. For further information please refer to Note 21 to the condensed consolidated interim financial statements.

2)	Include foreign currency translation adjustments.

Shareholders’ equity

Shareholders’ equity € mn
Balance as of December 31, 2008	33,684
Total comprehensive income3)	(670)
Paid-in capital	—
Treasury shares	21
Transactions between equity holders	(5)
Dividends paid	—
Balance as of March 31, 2009	33,030

Regulatory capital adequacy

On January 1, 2005, the Financial Conglomerates Directive, a supplementary European Union (or “EU”) directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that a financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis.

3)

Total comprehensive income comprises net income (after taxes and after minority interests in earnings) and other comprehensive income resulting from foreign currency translation adjustments, available for sale investments, cashflow hedges, share of other comprehensive income of associates and miscellaneous. For further information on our total comprehensive income please refer to our condensed consolidated interim financial statements.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Conglomerate solvency1)

in € bn

As of March 31, 2009 our available funds for the solvency margin, required for our insurance segments and our banking and asset management business were € 32.9 billion including off-balance sheet reserves 3), surpassing the minimum legally stipulated level by € 12.2 billion. This margin resulted in a cover ratio 4) of 159% at March 31, 2009.

1)

Solvency computed according to the adjusted FkSolV published by the BaFin, which revises the treatment of unrealized gains/losses on the bond portfolio. Reported solvency ratio under the old method was 157% and available funds were € 45.5 bn as of December 31, 2007.

2)

Available funds and requirement as of December 31, 2008 including discontinued operations were adjusted to reflect the pro-forma view. For example, we removed hybrid capital related to Dresdner Bank from available funds and adjusted the deduction of goodwill and other intangible assets. Furthermore, we deleted the requirement of our discontinued operations.

3)

Represents the difference between fair value and amortized cost of real estate held for investment and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

4)	Represents the ratio of available funds to required capital.

Total Assets and Total Liabilities

In the following sections, we show our asset allocation for our insurance portfolio and analyze important developments within the balance sheets of our Property-Casualty, Life/Health, Financial Services and Corporate segments as presented on pages 52 and 53.

Total assets and liabilities decreased by € 409.9 billion and € 407.7 billion, respectively. This decrease was almost entirely attributable to the deconsolidation of Dresdner Bank on January 12, 2009. For the year-end 2008 we recorded Dresdner Bank in our consolidated balance sheet as “Non-current assets and assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale” with the amounts of € 417.9 billion and € 410.5 billion.

Due to timing differences between premium payments and claims or contractual fulfillment, insurers invest the money they collected from their clients net of acquisition costs and administration expenses. Therefore, insurance assets, including financial assets and liabilities carried at fair value through income, investments, loans and advances to banks and customers, and for the Life/Health segment financial assets for unit-linked contracts, account for the largest part of the assets in our consolidated balance sheet.

We have changed the definition of the asset bases to better reflect economic reality: from the first quarter 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

Liabilities in the insurance business are recorded to account for the obligation to policyholders for claims and insurance benefits.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Asset allocation of Property-Casualty, Life/Health and Corporate segments

Investment assets from our Property-Casualty, Life/Health and Corporate segments amounted to € 374.1 billion as of March 31, 2009. Thereof, the fixed-income portfolio which comprised bonds and loans 1) accounted for € 331.3 billion, equities for € 28.8 billion and other investment categories for € 14.0 billion.

Fixed-income portfolio by investment country

in %

From a regional perspective our fixed-income portfolio is well diversified. The regional split in the first quarter remained stable.

Fixed-income portfolio by type of issuer

in %

1)	Excluding internal loans.
2)	Including € 11.8 billion subordinated debt securities; thereof € 9.3 bn related to our exposure in banks as of March 31, 2009.
3)	5%-pts are mainly seasoned self-originated German Private Retail Mortgage Loans and 4%-pts are short-term deposits at banks.
4)	Includes € 8.5 bn U.S. Agency MBS.
5)	Type of covered bond issued in Germany.

We consider our fixed-income portfolio to be both of high quality and well diversified. A share of more than 60% relates to government and covered bonds that help mitigate against possible future deteriorations in the credit markets. The relatively high share in government bonds amounting to € 113.8 billion and German Pfandbriefe at € 60.4 billion secure a high fungibility of the portfolio as they are eligible as collateral and markets for government bonds are still liquid. Higher ABS in the first quarter were mainly attributable to the sale of Dresdner Bank to Commerzbank and the commitment of Allianz to purchase certain CDOs as part of the transaction.

Government exposures

in %

Nearly 80% of our government exposure was attributable to the Eurozone. This quota remained stable compared to year-end 2008.

Pfandbrief and covered bond portfolio

in %

Group Management Report     Allianz Group Interim Report First Quarter of 2009

69 % of covered bonds are German Pfandbriefe backed by either public sector loans or mortgage loans. On these as well as on all other covered bond exposures, minimum required security buffers as well as voluntary over-collateralization offer a substantial cushion for house price deterioration and payment defaults.

Assets and liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base 1)

fair values 2) in € bn

Our Property-Casualty asset base increased by € 1.0 billion. An increase in debt securities of € 2.0 billion to € 53.6 billion outweighed the decline in equity investments, which were down 20.3 % to € 5.1 billion, due to market movements and disposals. In addition cash and cash pool assets were € 1.0 billion above the year-end, and amounted to € 8.5 billion.

1)

We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

2)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Composition of the Property-Casualty asset base

fair values 2)

	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	0.1	0.2
Debt securities	1.4	1.5
Other	0.1	0.2
Subtotal	1.6	1.9
Investments 3)
Equities	5.1	6.4
Debt securities	53.6	51.6
Cash and cash pool assets 4)	8.5	7.5
Other	6.9	6.9
Subtotal	74.1	72.4
Loans and advances to banks and customers	17.2	17.6
Property-Casualty asset base	92.9	91.9

Of our Property-Casualty asset base, ABS made up € 4.9 billion as of March 31, 2009, which is around 5 % of our asset-base. CDOs accounted for € 0.1 billion of this amount.

3)	Do not include affiliates of € 10.6 bn and € 10.7 bn as of March 31, 2009 and December 31, 2008, respectively.
4)

Including cash and cash equivalents as stated in our segment balance sheet of € 2.9 bn and € 2.7 bn and receivables from cash pooling amounting to € 5.6 bn and € 5.0 bn net of liabilities from securities lending of € 0 bn and € (0.2) bn as of March 31, 2009 and December 31, 2008, respectively.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Property-Casualty liabilities

Development of reserves for loss and loss adjustment expenses1)

in € bn

In the first quarter 2009, the segment’s gross reserves for loss and loss adjustment expenses decreased by 0.2% to € 55.5 billion. On a net basis reserves were up 0.4% to € 48.0 billion. Foreign currency translation effects and other changes accounted for € 0.5 billion.

1)

After group consolidation. For further information about changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment please refer to Note 16 to the condensed consolidated interim financial statements.

Assets and liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base2)

fair values3) in € bn

Our Life/Health asset base increased by 0.4% to € 343.4 billion. A reduction in equity investments of € 3.7 billion to € 18.5 billion due to the weak market environment, which led to market-related effects of € (2.0) billion, together with disposals, was mostly offset by an increase of € 3.2 billion in debt securities to € 157.6 billion. Furthermore, loans and advances to banks and customers increased by 5.1% to € 95.2 billion. Assets for unit-linked contracts declined by € 1.3 billion to € 49.1 billion.

2)

We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

3)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Composition of the Life/Health asset base

fair values1)

	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	2.3	2.5
Debt securities	6.3	7.7
Other	(5.0)	(4.3)
Subtotal	3.6	5.9
Investments 2)
Equities	18.5	22.2
Debt securities	157.6	154.4
Cash and cash pool assets3)	11.8	11.0
Other	7.6	7.7
Subtotal	195.5	195.3
Loans and advances to banks and customers	95.2	90.6
Financial assets for unit-linked contracts 4)	49.1	50.4
Life/Health asset base	343.4	342.2

Within our Life/Health asset base, ABS amounted to € 15.8 billion as of March 31, 2009, which is less than 5% of total Life/Health assets. Thereof, € 0.3 billion are CDOs. Unrealized losses on CDOs of € 8 million were recorded in shareholders’ equity.

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Do not include affiliates of € 1.6 bn and € 2.5 bn as of March 31, 2009 and December 31, 2008, respectively.
3)

Including cash and cash equivalents as stated in our segment balance sheet of € 2.8 bn and € 4.8 bn and receivables from cash pooling amounting to € 9.0 bn and € 6.6 bn net of liabilities from securities lending of € 0 bn and € (0.4) bn as of March 31, 2009 and December 31, 2008, respectively.

4)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds to the value of financial liabilities for unit-linked contracts.

Life/Health liabilities

Development of reserves for insurance and investment contracts in € bn

Life/Health reserves for insurance and investment contracts increased in the first quarter by € 2.4 billion to € 290.3 billion. Additional reserves in Italy of € 1.3 billion, in the United States of € 0.5 billion, in France (€ 0.4 billion), in Germany (€ 0.3 billion) and foreign currency gains of € 1.7 billion mainly stemming from the U.S. Dollar, were partly compensated by reductions of reserves for premium refunds, down € 2.7 billion, mostly in Germany and France.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Assets and liabilities of the Financial Services segment

Financial Services assets

Assets in our Financial Services segment relate mostly to our continuing banking business. Our Asset Management segment’s results of operations stem primarily from its management of third-party assets.1)

Loans and advances to banks and customers2)

in € bn

Loans and advances to banks and customers amounted to € 13.9 billion as of March 31, 2009, down 2.8% from the year-end. Thereof, € 13.5 billion relate to our continuing banking operations.

Financial Services liabilities

Liabilities to banks and customers amounted to € 15.2 billion (down 10.1%). Thereof, liabilities payable on demand accounted for € 3.0 billion, repurchase agreements for € 1.2 billion, term deposits and certificates of deposit for € 3.8 billion and savings deposits for € 1.8 billion.

1)	For further information on the development of these third-party assets please refer to pages 20 and 22.
2)	Includes loan loss allowance of € (0.1) bn as of March 31, 2009 and December 31, 2008, respectively.

Assets and liabilities of the Corporate segment

Corporate assets

Corporate asset base3)

fair values4) in € bn

Our Corporate asset base increased by 7.3% compared to the year-end 2008 mainly driven by higher loans and advances to banks and customers of € 9.1 billion (December 31, 2008 € 6.0 billion). Thereof, short-term investments and certificates of deposit went up by € 2.1 billion to € 6.4 billion. Additionally, Allianz Group retained CDOs from Dresdner Bank which amounted to € 1.0 billion as of March 31, 2009. Investments were down by € 1.9 billion, mainly as equities were down by € 0.6 billion and cash and cash pool assets declined by € 1.4 billion.

3)

We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

4)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

Composition of the Corporate asset base

fair values1)

	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	—	—
Debt securities	0.2	0.2
Other	—	(0.4)
Subtotal	0.2	(0.2)
Investments 2)
Equities	5.2	5.8
Debt securities	8.5	8.4
Cash and cash pool assets3)	0.3	1.7
Other	0.1	0.1
Subtotal	14.1	16.0
Loans and advances to banks and customers	9.1	6.0
Corporate asset base	23.4	21.8

ABS in our Corporate asset base, amounted to € 1.8 billion as of March 31, 2009, which is around 8% of our asset-base. CDOs accounted for € 1.0 billion of this amount, which were retained from Dresdner Bank and classified as loans and advances to banks and customers.

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Do not include affiliates of € 65.8 bn and € 87.1 bn as of March 31, 2009 and December 31, 2008, respectively.
3)

Including cash and cash equivalents as stated in our segment balance sheet of € 0.2 bn and € 0.5 bn and receivables from cash pooling amounting to € 0.1 bn and € 1.2 bn net of liabilities from securities lending of € 0 bn and € 0 bn as of March 31, 2009 and December 31, 2008, respectively.

Corporate liabilities

Other liabilities amounted to € 18.0 billion after € 16.3 billion at year-end 2008. Thereof, liabilities from cash pooling went up by € 2.4 billion to € 7.4 billion. In the first quarter 2009 certificated liabilities decreased by € 2.1 billion to € 11.4 billion. This was mainly attributable to the Allianz SE issued debt outstanding4) which went down from € 8.2 billion as of December 31, 2008 to € 6.1 billion as of March 31, 2009.

4)	For further information on Allianz SE issued debt outstanding as of March 31, 2009, please refer to page 33 and to Note 19 and 20 to our condensed consolidated interim financial statements.

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Allianz SE issued debt outstanding as of March 31, 20091)

1. Senior bonds2)
Floating coupon rate bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.4 bn
Year of issue	2007
Maturity date	4/2/2009
ISIN	XS 029 027 0056

5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 0.9 bn
Year of issue	2002
Maturity date	11/29/2012
ISIN	XS 015 879 238 1

5.0% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.5 bn
Year of issue	2008
Maturity date	3/6/2013
ISIN	DE 000 A0T R7K 7

4.0% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.5 bn
Year of issue	2006
Maturity date	11/23/2016
ISIN	XS 027 588 026 7

2. Subordinated bonds3)
6.125% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 2.0 bn
Year of issue	2002
Maturity date	5/31/2022
ISIN	XS 014 888 756 4

6.5% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.0 bn
Year of issue	2002
Maturity date	1/13/2025
ISIN	XS 015 952 750 5

7.25% bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
ISIN	XS 015 915 072 0

1)	For further information on Allianz SE issued debt outstanding as of March 31, 2009, please refer to Note 19 and 20 to our condensed consolidated interim financial statements.
2)

Senior bonds and commercial papers provide for early termination rights in case of non-payment of amounts due under the bond (interest and principal) as well as in case of insolvency of the relevant issuer or, if applicable, the relevant guarantor (Allianz SE).

The same applies to two subordinated bonds issued in 2002.
3)

The terms of the subordinated bonds (except for the two subordinated bonds mentioned in footnote 2 above) do not provide for early termination rights in favor of the bond holder. Interest payments are subject to certain conditions which are linked, inter alia, to our net income, and may have to be deferred. Nevertheless, the terms of the relevant bonds provide for alternative settlement mechanisms which allow us to avoid an interest deferral using cash raised from the issuance of specific newly issued instruments.

5.5% bond issued by Allianz SE
Volume	€ 1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
ISIN	XS 018 716 232 5

4.375% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
ISIN	XS 021 163 783 9

5.375% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 0.8 bn
Year of issue	2006
Maturity date	Perpetual Bond
ISIN	DE000A0GNPZ3

8.375% bond issued by Allianz SE
Volume	USD 2.0 bn
Year of issue	2008
Maturity date	Perpetual Bond
ISIN	US 018 805 200 7

3. Participation certificates
Allianz SE participation certificate
Volume	€ 85.1 mn
ISIN	DE 000 840 405 4

Other Information

Reconciliation of Consolidated Operating Profit and Income Before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with them. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Furthermore, the timing of sales that would result in such gains or losses is largely at our discretion.

We also exclude income from fully consolidated private equity investments (net) as this represents income from industrial holdings, which is outside the Allianz Group’s normal scope of business.

Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with the policyholder.

Operating profit should be viewed as complementary to, and not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Reconciliation of operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings

Three months ended March 31,	2009 € mn	2008 € mn
Operating profit	1,424	2,208
Non-operating realized gains/losses (net) and impairments of investments (net)	(498)	13
Non-operating income from financial assets and liabilities carried at fair value through income (net)	(105)	145
Income (loss) from fully consolidated private equity investments (net)	(56)	23
Interest expenses from external debt	(238)	(252)
Non-operating restructuring charges	(63)	6
Acquisition-related expenses	(9)	(107)
Amortization of intangible assets	(4)	(5)
Reclassification of tax benefits	(6)	(13)
Income before income taxes and minority interests in earnings	445	2,018

Allianz Group Interim Report First Quarter of 2009     Group Management Report

Composition of Total Revenue1) Growth

We also believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation.

Reconciliation of nominal total revenue growth to internal total revenue growth

Three months ended March 31, 2009	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth

	%	%	%	%
Property-Casualty	1.3	0.7	(0.5)	1.1
Life/Health	5.6	0.2	1.8	3.6
Financial Services	(6.1)	4.0	7.5	(17.6)
thereof: Asset Management	(1.7)	5.0	9.4	(16.1)
Allianz Group	2.8	0.5	0.8	1.5

1)

 Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Group Management Report     Allianz Group Interim Report First Quarter of 2009

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Allianz Group Interim Report First Quarter of 2009

Allianz Group

Condensed Consolidated Interim Financial Statements Contents

38	Consolidated Balance Sheets
39	Consolidated Income Statements
40	Consolidated Statements of Comprehensive Income
41	Consolidated Statements of Changes in Equity
42	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

44	1	Basis of presentation
44	2	Recently adopted accounting pronouncements and changes in the presentation of the condensed consolidated interim financial statements
49	3	Assets and liabilities of disposal groups classified as held for sale and discontinued operations
51	4	Consolidation
52	5	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

64	6	Financial assets carried at fair value through income
64	7	Investments
65	8	Loans and advances to banks and customers
65	9	Reinsurance assets
65	10	Deferred acquisition costs
65	11	Other assets
66	12	Non-current assets and assets and liabilities of disposal groups classified as held for sale
66	13	Intangible assets
67	14	Financial liabilities carried at fair value through income
67	15	Liabilities to banks and customers
67	16	Reserves for loss and loss adjustment expenses
68	17	Reserves for insurance and investment contracts
68	18	Other liabilities
68	19	Certificated liabilities
68	20	Participation certificates and subordinated liabilities
68	21	Equity

Supplementary Information to the Consolidated Income Statements

69	22	Premiums earned (net)
70	23	Interest and similar income
70	24	Income from financial assets and liabilities carried at fair value through income (net)
71	25	Realized gains/losses (net)
72	26	Fee and commission income
72	27	Other income
73	28	Income and expenses from fully consolidated private equity investments
74	29	Claims and insurance benefits incurred (net)
75	30	Change in reserves for insurance and investment contracts (net)
76	31	Interest expenses
76	32	Loan loss provisions
76	33	Impairments of investments (net)
76	34	Investment expenses
77	35	Acquisition and administrative expenses (net)
78	36	Fee and commission expenses
78	37	Income taxes
79	38	Earnings per share

Other Information

80	39	Supplemental information on the condensed consolidated statements of cash flows
80	40	Other information
81	41	Subsequent events
82		Review report

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report First Quarter of 2009

Allianz Group

Consolidated Balance Sheets

As of March 31, 2009 and as of December 31, 2008

	Note	As of March 31, 2009 € mn	As of December 31, 2008 € mn
ASSETS
Cash and cash equivalents		6,700	8,958
Financial assets carried at fair value through income	6	12,629	14,240
Investments	7	260,635	260,147
Loans and advances to banks and customers	8	125,357	115,655
Financial assets for unit-linked contracts		49,123	50,450
Reinsurance assets	9	14,473	14,599
Deferred acquisition costs	10	23,520	22,563
Deferred tax assets		4,327	3,996
Other assets	11	34,673	34,004
Non-current assets and assets of disposal groups classified as held for sale	3, 12	1,627	419,513
Intangible assets	13	12,665	11,451
Total assets		545,729	955,576

	Note	As of March 31, 2009 € mn	As of December 31, 2008 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	14	6,513	6,244
Liabilities to banks and customers	15	19,354	18,451
Unearned premiums		18,966	15,233
Reserves for loss and loss adjustment expenses	16	63,765	63,924
Reserves for insurance and investment contracts	17	298,894	296,557
Financial liabilities for unit-linked contracts		49,123	50,450
Deferred tax liabilities		3,569	3,833
Other liabilities	18	32,232	32,930
Liabilities of disposal groups classified as held for sale	3, 12	1,362	411,816
Certificated liabilities	19	7,372	9,544
Participation certificates and subordinated liabilities	20	9,484	9,346
Total liabilities		510,634	918,328

Shareholders’ equity		33,030	33,684
Minority interests		2,065	3,564
Total equity	21	35,095	37,248

Total liabilities and equity		545,729	955,576

Allianz Group Interim Report First Quarter of 2009     Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Income Statements

For the three months ended March 31, 2009 and 2008

Three months ended March 31,	Note	2009 € mn	2008 € mn
Premiums written		19,390	19,468
Ceded premiums written		(1,496)	(1,416)
Change in unearned premiums		(3,214)	(3,290)
Premiums earned (net)	22	14,680	14,762
Interest and similar income	23	4,414	4,456
Income from financial assets and liabilities carried at fair value through income (net)	24	(360)	372
Realized gains/losses (net)	25	419	1,059
Fee and commission income	26	1,336	1,505
Other income	27	4	351
Income from fully consolidated private equity investments	28	469	579
Total income		20,962	23,084

Claims and insurance benefits incurred (gross)		(12,391)	(11,986)
Claims and insurance benefits incurred (ceded)		612	672
Claims and insurance benefits incurred (net)	29	(11,779)	(11,314)
Change in reserves for insurance and investment contracts (net)	30	(621)	(1,845)
Interest expenses	31	(410)	(493)
Loan loss provisions	32	(15)	(5)
Impairments of investments (net)	33	(1,890)	(1,470)
Investment expenses	34	62	(436)
Acquisition and administrative expenses (net)	35	(4,779)	(4,395)
Fee and commission expenses	36	(491)	(551)
Amortization of intangible assets		(4)	(5)
Restructuring charges		(64)	5
Other expenses		(1)	(1)
Expenses from fully consolidated private equity investments	28	(525)	(556)
Total expenses		(20,517)	(21,066)

Income from continuing operations before income taxes and minority interests in earnings		445	2,018
Income taxes	37	(21)	(572)
Minority interests in earnings		—	(66)
Net income from continuing operations		424	1,380
Net loss from discontinued operations, net of income taxes and minority interests in earnings	3	(395)	(232)
Net income		29	1,148

Three months ended March 31,	Note	2009 €	2008 €
Basic earnings per share	38	0.06	2.55
from continuing operations		0.94	3.07
from discontinued operations		(0.88)	(0.52)
Diluted earnings per share	38	0.04	2.48
from continuing operations		0.91	2.99
from discontinued operations		(0.87)	(0.51)

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Allianz Group

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2009 and 2008

Three months ended March 31,	2009 € mn	2008 € mn
Net income (after taxes before minority interests in earnings)	29	1,228

Other comprehensive income
Foreign currency translation adjustments
Reclassifications to net income	548	—
Changes arising during the period	151	(957)
Subtotal	699	(957)
Available for sale investments
Reclassifications to net income	351	(138)
Changes arising during the period	(1,655)	(2,826)
Subtotal	(1,304)	(2,964)
Cashflow hedges
Reclassifications to net income	1	—
Changes arising during the period	(34)	40
Subtotal	(33)	40
Share of other comprehensive income of associates
Reclassifications to net income	—	—
Changes arising during the period	9	(42)
Subtotal	9	(42)
Miscellaneous
Reclassifications to net income	—	—
Changes arising during the period	(72)	(37)
Subtotal	(72)	(37)
Total other comprehensive loss	(701)	(3,960)

Total comprehensive loss	(672)	(2,732)

Minority interests	2	82
Total comprehensive loss (shareholders’ interest)	(670)	(2,650)

For further details concerning income taxes relating to components of the other comprehensive income please see Note 37.

Allianz Group Interim Report First Quarter of 2009    Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2009 and 2008

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Total comprehensive income	—	1,079	(830)	(2,899)	(2,650)	(82)	(2,732)
Paid-in capital	203	—	—	—	203	—	203
Treasury shares	—	(204)	—	—	(204)	—	(204)
Transactions between equity holders	—	(122)	—	1	(121)	(4)	(125)
Dividends paid	—	—	—	—	—	(35)	(35)
Balance as of March 31, 2008	28,524	13,371	(4,486)	7,572	44,981	3,507	48,488
Balance as of December 31, 2008	28,569	7,110	(4,006)	2,011	33,684	3,564	37,248
Total comprehensive income	—	(32)	696	(1,334)	(670)	(2)	(672)
Paid-in capital	—	—	—	—	—	—	—
Treasury shares	—	21	—	—	21	—	21
Transactions between equity holders 1)	—	(5)	—	—	(5)	(1,472)	(1,477)
Dividends paid	—	—	—	—	—	(25)	(25)
Balance as of March 31, 2009	28,569	7,094	(3,310)	677	33,030	2,065	35,095

1)	Includes € (1,738) mn minority interest changes from the derecognition of Dresdner Bank and € 266 mn related to capital movements of subsidiaries owned less than 100 % as of March 31, 2009.

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Allianz Group

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2009 and 2008

Three months ended March 31,	2009 € mn	2008 € mn
Summary
Net cash flow provided by operating activities	3,739	5,608
Net cash flow used in investing activities	(35,078)	(11,931)
Net cash flow provided by (used in) financing activities	(1,170)	4,630
Effect of exchange rate changes on cash and cash equivalents	13	(18)
Change in cash and cash equivalents	(32,496)	(1,711)
Cash and cash equivalents at beginning of period of continuing operations	8,958	31,337
Cash and cash equivalents at beginning of period reclassified to assets of disposal groups held for sale	30,238	—
Cash and cash equivalents at end of period	6,700	29,626

Cash flow from operating activities
Net income	29	1,148
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	—	80
Share of earnings from investments in associates and joint ventures	35	(21)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	1,471	170
Other investments, mainly financial assets held for trading and designated at fair value through income	616	(195)
Depreciation and amortization	156	139
Loan loss provisions	15	10
Interest credited to policyholder accounts	946	879
Net change in:
Financial assets and liabilities held for trading	(17)	(5,843)
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(716)	(39,585)
Repurchase agreements and collateral received from securities lending transactions	(531)	45,425
Reinsurance assets	425	210
Deferred acquisition costs	(260)	(744)
Unearned premiums	3,622	3,681
Reserves for losses and loss adjustment expenses	(583)	(315)
Reserves for insurance and investment contracts	(509)	556
Deferred tax assets/liabilities	(187)	168
Financial assets designated at fair value through income (only banking segment)	—	988
Financial liabilities designated at fair value through income (only banking segment)	—	(143)
Other (net)	(773)	(1,000)
Subtotal	3,710	4,460
Net cash flow provided by operating activities	3,739	5,608

Cash flow from investing activities
Proceeds from the sale, maturity or repayment of
Financial assets designated at fair value through income	923	754
Available-for-sale investments	28,464	26,144
Held-to-maturity investments	140	64
Investments in associates and joint ventures	959	384
Non-current assets and assets of disposal groups classified as held for sale	21	2,155
Real estate held for investment	32	247
Loans and advances to banks and customers (purchased loans)	3,050	986
Property and equipment	60	186
Subtotal	33,649	30,920

Allianz Group Interim Report First Quarter of 2009     Condensed Consolidated Interim Financial Statements

Three months ended March 31,	2009 € mn	2008 € mn
Payments for the purchase or origination of
Financial assets designated at fair value through income	(385)	(1,042)
Available-for-sale investments	(32,233)	(29,687)
Held-to-maturity investments	(119)	(135)
Investments in associates and joint ventures	(951)	(261)
Non-current assets and assets of disposal groups classified as held for sale	—	(10)
Real estate held for investment	(21)	(45)
Loans and advances to banks and customers (purchased loans)	(5,672)	(1,784)
Property and equipment	(171)	(214)
Subtotal	(39,552)	(33,178)
Business combinations
Proceeds from sale, net of cash disposed	(26,975)	—
Acquisitions of subsidiaries, net of cash acquired	—	—
Change in other loans and advances to banks and customers (originated loans)	(2,355)	(9,478)
Other (net)	155	(195)
Net cash flow used in investing activities	(35,078)	(11,931)

Cash flow from financing activities
Policyholders’ account deposits	5,674	4,369
Policyholders’ account withdrawals	(3,339)	(2,735)
Net change in liabilities to banks and customers	(1,513)	7,207
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	5,136	12,375
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(7,339)	(16,155)
Cash inflow from capital increases	—	203
Transactions between equity holders	261	(125)
Dividends paid to shareholders	(25)	(35)
Net cash from sale or purchase of treasury shares	(53)	(56)
Other (net)	28	(418)
Net cash flow provided by (used in) financing activities	(1,170)	4,630

The following table shows the net cash flows provided by (used in) discontinued operations for the three months ended March 31, 2009 and 2008 that are included in the condensed consolidated statements of cash flows above.

Three months ended March 31,	2009 € mn	2008 € mn
Net cash flow used in operating activities from discontinued operations	—	(1,036)
Net cash flow used in investing activities from discontinued operations	—	(7,191)
Net cash flow provided by financing activities from discontinued operations	—	3,945
Net cash flow used in discontinued operations	—	(4,282)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Allianz Group

Notes to the Condensed Consolidated

Interim Financial Statements

1 Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, condensed consolidated statements of cash flows and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The condensed consolidated interim financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB.

The condensed consolidated interim financial statements comply with all new or amended IFRS, where application is compulsory or early adopted for the first time for periods beginning on January 1, 2009. See Note 2 for further details.

For existing and unchanged IFRS the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2008. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Allianz Group Annual Report 2008.

IFRS do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The condensed consolidated interim financial statements are presented in millions of Euro (€ mn).

This condensed consolidated interim financial statements of the Allianz Group were authorized for issue by the Board of Management on May 12, 2009.

2 Recently adopted accounting pronouncements and changes in the presentation of the condensed consolidated interim financial statements

Recently adopted accounting pronouncements (effective January 1, 2009 and early adoption)

IFRS 8, Operating Segments

In November 2006, the IASB issued IFRS 8, Operating Segments. Effectively replacing IAS 14, IFRS 8 requires that an entity selects operating segments that are consistent with internal reports regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance (i. e., the “management approach”). The standard also requires explanations of how segment information is prepared as well as reconciliations of total reportable segment revenues, total profits or losses, total assets and other material amounts disclosed for reportable segments to corresponding amounts recognized in the entity’s financial statements. The Allianz Group adopted IFRS 8 and early adopted the amendment to IFRS 8 as of January 1, 2009. IFRS 8 does not have any material impact on the Allianz Group’s financial results or financial position.

Previously, under IAS 14, the Allianz Group reported “Property-Casualty”, “Life/Health”, “Banking”, “Asset Management” and “Corporate” as primary segments that, where appropriate, were subsequently organized by geographical areas. The implementation of IFRS 8 led to a change in the segment report (Note 5) from prior periods. In adopting the management approach to segment reporting as mandated by IFRS 8, the Allianz Group has identified its reportable segments on the basis of both products and services and geographic regions. Furthermore, after the sale of Dresdner Bank, the Allianz Group’s main product and service offerings consist of property-casualty insurance, life/health insurance, financial services and corporate activities. Financial services refer to the Allianz Group’s asset management business, continuing banking operations and its alternative investment management operations. Based on information reported to the Allianz Group’s chief operating decision maker for the purposes of allocating resources and measuring performance, the following reportable segments have been identified:

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Property-Casualty:

– German Speaking Countries

– Europe I incl. South America

– Europe II incl. Africa

– Anglo Broker Markets/Global Lines

– Growth Markets

Life/Health:

– German Speaking Countries

– Europe I incl. South America

– Europe II incl. Africa

– Anglo Broker Markets/Global Lines

– Growth Markets

Financial Services:

– Asset Management

– Banking

– Alternative Investment Management

Corporate

Since the Allianz Group uses operating profit as its internal profit or loss measure, operating profit is included in the segment report. For further details on segment reporting, please refer to Note 5.

In April 2009, the IASB issued an amendment to IFRS 8, Operating Segments as part of the Improvements to IFRSs. The amendment to IFRS 8 requires an entity to report total assets for reportable segments only if that information is regularly provided to the chief operating decision maker. Prior to the amendment, IFRS 8 required entities to report total assets for reportable segments regardless of whether the information was regularly provided to the chief operating decision maker or not.

The amendment is effective for annual periods beginning on or after January 1, 2010 and early application is permitted. The Allianz Group adopted the amendment in the first quarter 2009. The amendment has not yet been endorsed by the EU, but does not have a material impact on the Allianz Group’s consolidated financial statements.

IAS 1, Presentation of Financial Statements – revised

In September 2007, the IASB issued the revised IAS 1, Presentation of Financial Statements. The revised standard requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements. The revisions also include changes in the titles of some of the financial statements to reflect their function more clearly. The new titles are not mandatory for use in financial statements. Allianz Group has decided not to change the titles of the statements. The Allianz Group adopted revised IAS 1 as of January 1, 2009.

Allianz Group decided to apply the two statement approach, i.e., in addition to the income statement, a statement of comprehensive income is presented including net income and other comprehensive income (“OCI”). For each component of OCI related tax effects are disclosed in the notes. Furthermore, reclassifications of components of OCI to realized gains or losses are separately presented for each component of OCI. The change in presentation has also been included for prior periods. As a consequence, the statement of changes in equity includes transactions with owners in their capacity as owners, the total comprehensive income and, when applicable, the effects of retrospective applications or restatements. The Allianz Group’s condensed consolidated interim financial statements have been presented with the effect of these changes.

IAS 23, Borrowing Costs – amended

In March 2007, the IASB issued amendments to IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The Allianz Group adopted the amendment as of January 1, 2009 with no material effect on its financial result or financial position.

IFRS 2, Share-based Payment – amended

In January 2008, the IASB issued an amendment to IFRS 2, Share-based Payment. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Allianz Group adopted the amendment as of January 1, 2009 with no material effect on its financial result or financial position.

IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements – amended

In February 2008, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements. IAS 32 requires a financial instrument to be classified as a liability if the holder of that

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

instrument can require the issuer to redeem it for cash. The consequence is that some financial instruments that would usually be considered as equity allow the holder to “put” the instrument and are, therefore, considered liabilities rather than equity. The amendments to IAS 32 address this issue and require entities to classify the following types of financial instruments as equity provided they have particular features and meet specific conditions:

–	puttable financial instruments (e.g., some shares issued by cooperative entities)

–	instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation
(e.g., some partnership interests and some shares issued by limited life entities).

The Allianz Group adopted the amendment as of January 1, 2009 with no material effect on its financial result or financial position.

Improvements to IFRS

In May 2008, the IASB issued improvements to IFRS. The improvements to IFRS project is an annual process that the IASB has adopted to deal with non-urgent but necessary amendments to IFRS (the “annual improvements process”). The 34 amendments are divided in two parts. Part I deals with changes the IASB identified resulting in accounting changes. Part II deals with terminology and editorial amendments that have a minimal impact.

The following table summarizes the changes relating to Part I that have been adopted by Allianz Group as of January 1, 2009.

Standard	Description of the change	Impact
IAS 1	Assets and liabilities classified as held for trading in accordance with IAS 39 are not automatically classified as current in the balance sheet.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 16	Net selling price is replaced by fair value less costs to sell. Property, plant and equipment held for rental that are routinely sold in the course of business after rental are transferred to inventory when rental ceases and they are held for sale. Proceeds of the sale are shown as revenue. Cash payments on initial recognition of such items, cash receipts from rents and subsequent sales are shown as cash flows from operating activities.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 19	The definition of past service cost is revised to include reductions in benefits related to past services and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. The definition of return on plan assets now excludes plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. The definition of “short- term” and “other long-term” employee benefits is revised to focus on the point in time at which the liability is due to be settled. The reference to the recognition of contingent liabilities is deleted to ensure consistency with IAS 37.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 23	The definition of borrowing costs is revised, i.e., components of interest expense calculated using the effective interest rate method calculated in accordance with IAS 39.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 27	When an entity accounts for a subsidiary at fair value in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 28	Certain disclosures are required when investments in associates are accounted for at fair value through profit or loss. For the purpose of testing an investment in an associate for impairment, the investment is considered a single asset. Therefore, any impairment is not separately allocated to goodwill included in the investment.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 31	Disclosures are required when interests in jointly controlled entities are accounted for at fair value through profit or loss	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 36	Additional disclosure are required with regard to estimates used to determine recoverable amount	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 38	Expenditures relating to advertising and promotional activities are recognized as expense when the entity has the right to access the goods or has received the services. These activities now also specifically include mail order catalogues. Amendment deletes references to there being rarely, if ever, persuasive evidence to support an amortisation method for intangible assets with finite useful lives that results in a lower amount of accumulated amortisation than under the straight-line method, thereby effectively allowing the use of the unit of production method.	no material impact on Allianz Group’s condensed consolidated interim financial statements
IAS 40	The scope is being revised now including property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction but expects to be able to determine its fair value on completion, the investment under construction shall be measured at cost until the fair value can be determined or the construction is complete.	no material impact on Allianz Group’s condensed consolidated interim financial statements

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Amendments to IFRIC 9 and IAS 39

In March 2009, the IASB published amendments to IFRIC 9 and IAS 39 to clarify the accounting treatment of embedded derivatives for entities that use the reclassification amendment to IAS 39 issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify certain financial instruments out of the “fair value through profit or loss” category when certain requirements are met. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the “fair value through profit or loss” category, all embedded derivatives have to be assessed in order to determine whether a separation from the host contract is required. The amendments apply retrospectively and are required to be applied for annual periods ending on or after June 30, 2009. They have not yet been adopted by the EU, but do not have any material effect on the Allianz Group’s financial result or financial position.

IFRIC 13, Customer Loyalty Programmes

In June 2007, the IFRIC issued IFRIC 13, Customer Loyalty Programmes. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. The Allianz Group adopted the interpretation as of January 1, 2009 with no material effect on its financial result or financial position.

IFRIC 15, Agreements for the Construction of Real Estate

In July 2008, the IFRIC issued IFRIC 15, Agreements for the Construction of Real Estate. IFRIC 15 clarifies the definition of a construction contract and the articulation between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. The main expected change is a shift from recognition of revenue using the percentage of completion method to recognition of revenue at a single time (e.g. at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a “continuous transfer” (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The interpreta-

tion is mandatory for annual periods beginning on or after January 1, 2009. It has not yet been adopted by the EU, but does not have any material effect on the Allianz Group’s financial result or financial position.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued IFRIC 16, Hedges of a Net Investment in a Foreign Operation. IFRIC 16 provides guidance on:

–	identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation;

–	where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and

–	how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

IFRIC 16 concludes that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. In addition, the hedging instrument(s) may be held by any entity or entities within the group. While IAS 39 must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 must be applied in respect of the hedged item. The interpretation is mandatory for annual periods beginning on or after October 1, 2008. It has not yet been adopted by the EU, but does not have any material effect on the Allianz Group’s financial result or financial position.

Changes in the presentation of the condensed consolidated interim financial statements

Reclassification of Dresdner Bank as disposal group held for sale and discontinued operation

On August 31, 2008, Allianz SE (“Allianz”) and Commerz-bank AG (“Commerzbank”) agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. Following the announcement of the sale, Dresdner Bank qualified as disposal group held for sale and discontinued operation according to the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The sale was completed on January 12, 2009.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Almost all assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008 and have been deconsolidated on January 12, 2009.

All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all periods presented in accordance with IFRS 5.

The following table summarizes the impact on the consolidated income statement for the three months ended March 31, 2008:

Three months ended March 31,	2008
	As previously reported	thereof: Income and ex- penses from discontinued operations	Reported as income and expenses from continuing operations
	€ mn	€ mn	€ mn
Premiums written	19,468	—	19,468
Ceded premiums written	(1,416)	—	(1,416)
Change in unearned premiums	(3,290)	—	(3,290)
Premiums earned (net)	14,762	—	14,762
Interest and similar income	6,410	1,954	4,456
Income from financial assets and liabilities carried at fair value through income (net)	(52)	(424)	372
Realized gains/losses (net)	1,327	268	1,059
Fee and commission income	2,101	596	1,505
Other income	351	—	351
Income from fully consolidated private equity investments	579	—	579
Total income	25,478	2,394	23,084

Claims and insurance benefits incurred (gross)	(11,986)	—	(11,986)
Claims and Insurance benefits incurred (ceded)	672	—	672
Claims and insurance benefits incurred (net)	(11,314)	—	(11,314)
Change in reserves for insurance and investment contracts (net)	(1,845)	—	(1,845)
Interest expenses	(1,826)	(1,333)	(493)
Loan loss provisions	(10)	(5)	(5)
Impairments of investments (net)	(1,497)	(27)	(1,470)
Investment expenses	(437)	(1)	(436)
Acquisition and administrative expenses (net)	(5,473)	(1,078)	(4,395)
Fee and commission expenses	(628)	(77)	(551)
Amortization of intangible assets	(5)	—	(5)
Restructuring charges	21	16	5
Other expenses	(6)	(5)	(1)
Expenses from fully consolidated private equity investments	(556)	—	(556)
Total expenses	(23,576)	(2,510)	(21,066)

Income (loss) before income taxes and minority interests in earnings	1,902	(116)	2,018
Income taxes	(674)	(102)	(572)
Minority interests in earnings	(80)	(14)	(66)
Net income (loss)	1,148	(232)	1,380

For further details see Note 3.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Reclassification of financial assets

In the first quarter 2009 certain CDOs, which were retained from Dresdner Bank, were reclassified subsequent to the derecognition of Dresdner Bank according to IAS 39 from financial assets held for trading to loans and advances to banks and customers. The embedded derivatives included in the CDOs were separated and are shown within financial assets held for trading.

The CDOs were reclassified at their fair value of € 1.1 bn at the reclassification date.

	As of January 31, 2009	As of March 31, 2009
	Carrying value at date of reclassification	Carrying value	Fair Value
	€ mn	€ mn	€ mn
CDOs reclassified from held for trading to loans to banks and customers (after bifurcation of embedded derivatives)	1,085	1,038	1,038

Fair value losses recognized in the first quarter 2009 on the CDOs, that were reclassified on January 31, 2009, prior to their reclassification, were immaterial.

The reclassification did not have a material impact on the net income for the first quarter 2009.

The effective interest rate of the CDOs at the date of reclassification was approximately 13% with expected recoverable cash flows of € 2.4 bn.

3 Assets and liabilities of disposal groups classified as held for sale and discontinued operations

Impact of the sale of Dresdner Bank AG to Commerzbank AG

As described in the Notes to the Allianz Group’s consolidated financial statements for the year ended December 31, 2008, Allianz and Commerzbank agreed on the sale of Dresdner Bank. The transfer of ownership of Dresdner Bank to Commerzbank was completed on January 12, 2009 as scheduled. Accordingly, assets and liabilities of Dresdner Bank have been deconsolidated in the first quarter 2009.

The loss from derecognition of discontinued operations amounts to € 395 mn and represents mainly the reclassification of components of other comprehensive income to net income. All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net loss from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all periods presented in accordance with IFRS 5.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Net loss from discontinued operations for the three months ended March 31, 2009 and 2008, respectively is comprised of:

Three months ended March 31,	2009 € mn	2008 € mn
Interest and similar income	—	1,954
Income from financial assets and liabilities carried at fair value through income (net)	—	(424)
Realized gains/losses (net)	—	268
Fee and commission income	—	596
Other income	—	—
Total income from discontinued operations	—	2,394

Interest expenses	—	(1,333)
Loan loss provisions	—	(5)
Impairments of investments (net)	—	(27)
Investment expenses	—	(1)
Acquisition and administrative expenses (net)	—	(1,078)
Fee and commission expenses	—	(77)
Amortization of intangible assets	—	—
Restructuring charges	—	16
Other expenses	—	(5)
Total expenses from discontinued operations	—	(2,510)

Result from discontinued operations before income taxes and minority interests in earnings	—	(116)
Income taxes	—	(102)
Minority interests in earnings	—	(14)
Result from operating activities of discontinued operations	—	(232)

Loss from derecognition of discontinued operations	(395)	—
Income taxes related to loss from derecognition of discontinued operations	—	—
After-tax loss from derecognition of discontinued operations	(395)	—

Net loss from discontinued operations	(395)	(232)

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

4 Consolidation

Significant acquisitions

Cominvest

On January 12, 2009, the Allianz Group acquired, as part of the consideration received for the sale of Dresdner Bank to Commerzbank, 100% of the fund manager cominvest (including cominvest Asset Management GmbH, cominvest Asset Management S.A. (Luxembourg), cominvest Vertriebs AG and MK Luxinvest S.A. (Luxembourg)). Together with Allianz Global Investors Deutschland they became Germany’s largest asset manager with assets under management of approximately € 300 bn.

Components of costs

The acquisition of cominvest was part of the consideration received from Commerzbank for the sale of Dresdner Bank on January 12, 2009. The fair value of the cominvest entities was determined to be € 700 mn and was recognized as the cost of this acquisition.

The impact of cominvest on the Allianz Group’s net income as of March 31, 2009 was € (6) mn.

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value € mn	Carrying amount € mn
Cash and cash equivalents	48	48
Investments	186	186
Deferred tax assets	6	8
Other assets	42	41
Total assets	282	283
Deferred tax liabilities	1	1
Other liabilities	129	128
Participation certificates and subordinated liabilities	50	50
Total equity	102	104
Total liabilities and equity	282	283

The initial accounting for this acquisition could only be determined provisionally by March 31, 2009. Allianz continues to evaluate the recognition of separately identifiable intangible assets and the relevant amortization period for these intangible assets.

At the date of the acquisition, goodwill reflects to a large extent the strengthening and expansion of the market position of our asset management operations. Goodwill might be adjusted due to the recognition of separately identified intangible assets.

If the acquisition date of the combined entity (Allianz Group including cominvest) would have been on January 1, 2009, the revenues and net income for the three months ended March 31, 2009 would have been immaterially different from the revenues and net income as presented in the consolidated income statement for the three months ended March 31, 2009.

Significant disposals

On January 12, 2009 Dresdner Bank was sold to Commerzbank. For further details please see Note 3.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report First Quarter of 2009

5 Segment reporting

The Allianz Group has identified 14 reportable segments in accordance with IFRS 8, Operating Segments. Business activities of the Allianz Group are first segregated by product and type of service: insurance activities, financial services activities and corporate activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories.

The following are the five primary regions in which the Allianz Group operates:

– German Speaking Countries;

– Europe I incl. South America;

– Europe II incl. Africa;

– Anglo Broker Markets/Global Lines and

– Growth Markets.

The Allianz Group has identified 10 reportable segments for insurance activities, representing Property-Casualty and Life/Health insurance categories organized by the geographical areas or regions listed above. Due to differences in the nature of products, risks and capital allocation, financial services activities are divided into three reportable segments: Asset Management, Banking and Alternative Investment Management. Corporate activities represent a separate reportable segment. The types of products and services from which reportable segments derive revenue are listed below.

Property-Casualty

In the Property-Casualty category, reportable segments offer a wide variety of insurance products to both private and corporate customers, including motor liability and own damage, accident, general liability, fire and property, legal expense, credit and travel insurance.

Life/Health

In the Life/Health category, reportable segments offer a comprehensive range of life and health insurance products on both individual and group basis, including annuity endowment and term insurance, unit-linked and investment-oriented products as well as full private health and supplemental health and care insurance.

Financial Services

The reportable segment Asset Management operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The products for retail and institutional customers include equity and fixed-income funds as well as alternative products. The United States and Germany as well as France, Italy and the Asia-Pacific region represent the primary asset management markets.

The reportable segment Banking consists of the banking activities in Germany, France, Italy and Central and Eastern Europe. The banks offer a wide range of products for corporate and retail clients with its main focus on the latter.

The reportable segment Alternative Investment Management provides global alternative investment management services in the private equity, real estate, renewable energy and infrastructure sectors on behalf of third-party investors and Allianz Group insurance operations.

Corporate

The reportable segment Corporate includes the management and support of the Allianz Group’s business through its strategy, risk, corporate finance, treasury, financial control, communication, legal, human resources and technology functions. The Corporate reportable segment also includes certain fully consolidated private equity investments.

Measurement

Prices for transactions between reportable segments are set on an arm’s length basis in a manner similar to transactions with third parties. Transactions between reportable segments are eliminated in the consolidation. For the reportable segments comprising the Allianz Group’s financial services activities, interest revenue is reported net of interest expenses.

The Allianz Group uses operating profit to evaluate the performance of its reportable segments. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expenses from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

The Allianz Group believes that trends in the underlying profitability of its business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Recent Organizational Changes

In connection with the sale of Dresdner Bank on January 12, 2009, the Allianz Group has modified its internal organizational structure as noted above. Business activities of the Allianz Group are segregated by product and type of service, resulting in insurance activities, financial services activities and corporate activities. Financial services activities now include certain alternative investment management operations that were previously part of the Allianz Group’s corporate activities. The corresponding items of previously reported information have been restated to reflect this change in the composition of the Allianz Group’s reportable segments.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Business Segment Information – Consolidated Balance Sheets

As of March 31, 2009 and as of December 31, 2008

	Property-Casualty		Life/Health
	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn
ASSETS
Cash and cash equivalents	2,939	2,669	2,825	4,827
Financial assets carried at fair value through income	1,719	1,998	9,828	11,739
Investments	76,268	75,563	185,381	186,794
Loans and advances to banks and customers	17,154	17,648	95,188	90,619
Financial assets for unit linked contracts	—	—	49,123	50,450
Reinsurance assets	9,463	9,442	5,028	5,178
Deferred acquisition costs	4,087	3,723	19,291	18,693
Deferred tax assets	1,625	1,579	983	737
Other assets	26,427	23,876	21,668	18,085
Non-current assets and assets of disposal groups classified as held for sale	—	—	—	—
Intangible assets	2,340	2,384	2,304	2,300
Total assets	142,022	138,882	391,619	389,422

	Property-Casualty		Life/Health
	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	94	103	6,241	5,833
Liabilities to banks and customers	274	530	1,172	1,274
Unearned premiums	16,668	12,984	2,305	2,258
Reserves for loss and loss adjustment expenses	55,493	55,616	8,283	8,320
Reserves for insurance and investment contracts	8,531	8,595	290,283	287,932
Financial liabilities for unit linked contracts	—	—	49,123	50,450
Deferred tax liabilities	2,387	2,580	725	833
Other liabilities	20,759	20,523	17,251	16,625
Liabilities of disposal groups classified as held for sale	—	—	—	—
Certificated liabilities	166	167	2	2
Participation certificates and subordinated liabilities	846	846	65	65
Total liabilities	105,218	101,944	375,450	373,592

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Financial Services		Corporate		Consolidation		Group
As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn

1,019	1,590	244	492	(327)	(620)	6,700	8,958
833	756	621	631	(372)	(884)	12,629	14,240
3,779	3,493	79,644	101,461	(84,437)	(107,164)	260,635	260,147
13,889	14,257	9,101	5,957	(9,975)	(12,826)	125,357	115,655
—	—	—	—	—	—	49,123	50,450
—	—	—	—	(18)	(21)	14,473	14,599
142	147	—	—	—	—	23,520	22,563
286	270	1,428	1,455	5	(45)	4,327	3,996
2,442	3,528	6,618	7,681	(22,482)	(19,166)	34,673	34,004
—	420,658	1,627	1,639	—	(2,784)	1,627	419,513
7,309	6,527	712	240	—	—	12,665	11,451
29,699	451,226	99,995	119,556	(117,606)	(143,510)	545,729	955,576

Financial Services		Corporate		Consolidation		Group
As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn	As of March 31, 2009 € mn	As of December 31, 2008 € mn

58	51	464	877	(344)	(620)	6,513	6,244
15,231	16,943	7,026	5,970	(4,349)	(6,266)	19,354	18,451
—	—	—	—	(7)	(9)	18,966	15,233
—	—	—	—	(11)	(12)	63,765	63,924
—	—	241	227	(161)	(197)	298,894	296,557
—	—	—	—	—	—	49,123	50,450
42	30	415	433	—	(43)	3,569	3,833
3,813	4,260	17,958	16,324	(27,549)	(24,802)	32,232	32,930
—	414,134	1,362	1,347	—	(3,665)	1,362	411,816
1,256	1,279	11,431	13,497	(5,483)	(5,401)	7,372	9,544
249	199	8,582	8,493	(258)	(257)	9,484	9,346
20,649	436,896	47,479	47,168	(38,162)	(41,272)	510,634	918,328
				Total equity		35,095	37,248
				Total liabilities and equity		545,729	955,576

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Business Segment Information – Total revenues and reconciliation of Operating profit (loss) to Net income (loss) For the three months ended March 31, 2009 and 2008

	Property-Casualty		Life/Health
Three months ended March 31,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Total revenues 1)	13,886	13,710	13,013	12,327

Premiums earned (net)	9,332	9,173	5,348	5,589
Interest and similar income	933	1,051	3,305	3,200
Operating income from financial assets and liabilities carried at fair value through income (net)	(30)	14	(233)	231
Operating realized gains/losses (net)	(4)	(3)	171	649
Fee and commission income	272	267	119	171
Other income	3	250	3	110
Claims and insurance benefits incurred (net)	(6,633)	(6,301)	(5,146)	(5,013)
Change in reserves for insurance and investment contracts (net)	(30)	(29)	(585)	(1,803)
Interest expenses, excluding interest expenses from external debt	(34)	(88)	(44)	(70)
Loan loss provisions	(6)	—	(2)	2
Operating impairments of investments (net)	(62)	(93)	(1,076)	(980)
Investment expenses	22	(123)	34	(328)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(2,558)	(2,391)	(1,427)	(1,108)
Fee and commission expenses	(234)	(248)	(64)	(60)
Operating restructuring charges	—	—	(1)	(1)
Other expenses	(1)	—	—	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	970	1,479	402	589

Non-operating income from financial assets and liabilities carried at fair value through income (net)	(25)	63	(7)	11
Non-operating realized gains/losses (net)	191	372	(2)	12
Income from fully consolidated private equity investments (net)	1	—	6	—
Non-operating impairments of investments (net)	(332)	(342)	(59)	(4)
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(3)	(4)	(1)	(1)
Non-operating restructuring charges	(26)	6	(4)	—
Reclassification of tax benefits	—	—	—	—
Non-operating items	(194)	95	(67)	18

Income (loss) from continuing operations before income taxes and minority interests in earnings	776	1,574	335	607
Income taxes	(333)	(478)	(9)	(136)
Minority interests in earnings	(12)	(39)	(5)	(19)
Net income (loss) from continuing operations	431	1,057	321	452
Net loss from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	431	1,057	321	452

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products) and Financial Services segment’s operating revenues.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Financial Services		Corporate		Consolidation		Group
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
860	916	—	—	(34)	5	27,725	26,958

—	—	—	—	—	—	14,680	14,762
217	267	115	232	(156)	(294)	4,414	4,456
(10)	(18)	(8)	11	26	(11)	(255)	227
—	—	—	—	(2)	3	165	649
995	1,144	35	11	(85)	(88)	1,336	1,505
3	5	—	1	(5)	(15)	4	351
—	—	—	—	—	—	(11,779)	(11,314)
—	—	—	—	(6)	(13)	(621)	(1,845)
(124)	(171)	(125)	(175)	155	263	(172)	(241)
(7)	(7)	—	—	—	—	(15)	(5)
—	—	—	—	—	—	(1,138)	(1,073)
(1)	2	(36)	(45)	43	58	62	(436)
(654)	(655)	(145)	(152)	14	18	(4,770)	(4,288)
(221)	(311)	(8)	(1)	36	69	(491)	(551)
—	—	—	—	—	—	(1)	(1)
—	(1)	—	—	—	—	(1)	(1)
—	—	—	—	6	13	6	13
198	255	(172)	(118)	26	3	1,424	2,208

—	—	(81)	200	8	(129)	(105)	145
1	6	64	(16)	—	36	254	410
—	—	(63)	23	—	—	(56)	23
(9)	(5)	(352)	(46)	—	—	(752)	(397)
—	—	(238)	(252)	—	—	(238)	(252)
(11)	(120)	2	13	—	—	(9)	(107)
—	—	—	—	—	—	(4)	(5)
(33)	—	—	—	—	—	(63)	6
—	—	—	—	(6)	(13)	(6)	(13)
(52)	(119)	(668)	(78)	2	(106)	(979)	(190)

146	136	(840)	(196)	28	(103)	445	2,018
(71)	(67)	385	92	7	17	(21)	(572)
(3)	(3)	20	(7)	—	2	—	(66)
72	66	(435)	(111)	35	(84)	424	1,380
(395)	(514)	—	—	—	282	(395)	(232)
(323)	(448)	(435)	(111)	35	198	29	1,148

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Reportable segments – Property-Casualty business

For the three months ended March 31, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Three months ended March 31,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Gross premiums written 1)	5,206	5,202	2,147	2,213
Ceded premiums written	(887)	(870)	(289)	(241)
Change in unearned premiums	(2,020)	(2,052)	(24)	(99)
Premiums earned (net)	2,299	2,280	1,834	1,873
Interest and similar income	316	384	139	139
Operating income from financial assets and liabilities carried at fair value through income (net)	(22)	53	21	1
Operating realized gains/losses (net)	(4)	(3)	—	—
Fee and commission income	35	187	4	3
Other income	1	239	—	7
Operating revenues	2,625	3,140	1,998	2,023

Claims and insurance benefits incurred (net)	(1,562)	(1,655)	(1,348)	(1,291)
Changes in reserves for insurance and investment contracts (net)	(16)	(7)	(1)	(2)
Interest expenses	(23)	(56)	(2)	(1)
Loan loss provisions	—	—	—	—
Operating impairments of investments (net)	(62)	(93)	—	—
Investment expenses	18	(64)	4	(14)
Acquisition and administrative expenses (net)	(609)	(536)	(428)	(440)
Fee and commission expenses	(29)	(195)	(5)	(3)
Other expenses	—	—	—	—
Operating expenses	(2,283)	(2,606)	(1,780)	(1,751)

Operating profit (loss)	342	534	218	272

Loss ratio 2) in %	67.9	72.6	73.5	68.9
Expense ratio 3) in %	26.5	23.5	23.3	23.5
Combined ratio 4) in %	94.4	96.1	96.8	92.4

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
3)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
4)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).
5)	Presentation not meaningful.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Property-Casualty
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
2,740	2,687	4,387	3,981	873	966	(1,467)	(1,339)	13,886	13,710
(537)	(448)	(903)	(834)	(227)	(237)	1,473	1,345	(1,370)	(1,285)
(527)	(527)	(546)	(463)	(67)	(111)	—	—	(3,184)	(3,252)
1,676	1,712	2,938	2,684	579	618	6	6	9,332	9,173
157	204	307	313	40	37	(26)	(26)	933	1,051
(20)	(23)	(8)	(24)	(1)	(9)	—	16	(30)	14
—	—	—	—	—	—	—	—	(4)	(3)
193	189	31	40	15	14	(6)	(166)	272	267
—	3	—	—	2	1	—	—	3	250
2,006	2,085	3,268	3,013	635	661	(26)	(170)	10,506	10,752

(1,315)	(1,149)	(2,043)	(1,829)	(361)	(372)	(4)	(5)	(6,633)	(6,301)
(3)	—	(9)	(17)	(1)	(3)	—	—	(30)	(29)
(31)	(53)	(5)	(5)	(1)	(3)	28	30	(34)	(88)
—	—	—	—	(6)	—	—	—	(6)	—
—	—	—	—	—	—	—	—	(62)	(93)
—	(22)	(9)	(29)	9	2	—	4	22	(123)
(493)	(497)	(852)	(716)	(193)	(200)	17	(2)	(2,558)	(2,391)
(169)	(166)	(20)	(32)	(14)	(13)	3	161	(234)	(248)
—	—	—	—	(1)	—	—	—	(1)	—
(2,011)	(1,887)	(2,938)	(2,628)	(568)	(589)	44	188	(9,536)	(9,273)

(5)	198	330	385	67	72	18	18	970	1,479

78.5	67.1	69.5	68.1	62.4	60.2	— 5)	— 5)	71.1	68.7
29.4	29.0	29.0	26.7	33.3	32.4	— 5)	— 5)	27.4	26.1
107.9	96.1	98.5	94.8	95.7	92.6	— 5)	— 5)	98.5	94.8

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Reportable segments – Life/Health business

For the three months ended March 31, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Three months ended March 31,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Statutory premiums 1)	5,081	5,124	2,596	1,896
Ceded premiums written	(51)	(52)	(35)	(30)
Change in unearned premiums	(23)	(3)	21	19
Statutory premiums (net)	5,007	5,069	2,582	1,885
Deposits from SFAS 97 insurance and investment contracts	(1,530)	(1,393)	(2,229)	(1,493)
Premiums earned (net)	3,477	3,676	353	392
Interest and similar income	1,772	1,784	320	311
Operating income from financial assets and liabilities carried at fair value through income (net)	(15)	730	(8)	3
Operating realized gains/losses (net)	(67)	183	2	3
Fee and commission income	3	8	72	87
Other income	2	106	—	—
Operating revenues	5,172	6,487	739	796

Claims and insurance benefits incurred (net)	(3,710)	(3,618)	(412)	(391)
Changes in reserves for insurance and investment contracts (net)	(144)	(1,225)	6	(31)
Interest expenses	(34)	(40)	(2)	(4)
Loan loss provisions	—	2	—	—
Operating impairments of investments (net)	(692)	(731)	(82)	(88)
Investment expenses	90	(259)	(2)	(9)
Acquisition and administrative expenses (net)	(482)	(361)	(162)	(165)
Fee and commission expenses	(3)	(5)	(37)	(40)
Operating restructuring charges	(1)	(1)	—	—
Operating expenses	(4,976)	(6,238)	(691)	(728)

Operating profit	196	249	48	68

Cost-income ratio 2) in %	96.8	96.4	98.3	96.8

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life and health insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

Represents deposits from SFAS 97 insurance and investment contracts, claims and insurance benefits incurred (net), changes in reserves for insurance and investment contracts (net) and acquisition and administrative expenses (net) divided by statutory premiums (net), interest and similar income, operating income from financial assets and liabilities carried at fair value through income (net), operating realized gains/losses (net), fee and commission income, other income, interest expenses, loan loss provisions, operating impairments of investments (net), investment expenses, fee and commission expenses and operating restructuring charges.

3)	Presentation not meaningful.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Life/Health
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
2,106	2,550	2,216	1,452	1,075	1,358	(61)	(53)	13,013	12,327
(66)	(60)	(39)	(38)	(13)	(16)	61	53	(143)	(143)
(15)	(32)	(4)	(6)	(8)	(15)	—	—	(29)	(37)
2,025	2,458	2,173	1,408	1,054	1,327	—	—	12,841	12,147
(1,168)	(1,626)	(1,920)	(1,156)	(646)	(890)	—	—	(7,493)	(6,558)
857	832	253	252	408	437	—	—	5,348	5,589
567	566	547	415	114	127	(15)	(3)	3,305	3,200
(235)	(315)	26	(202)	3	5	(4)	10	(233)	231
235	460	1	(1)	—	4	—	—	171	649
18	18	9	33	18	26	(1)	(1)	119	171
—	4	—	—	1	—	—	—	3	110
1,442	1,565	836	497	544	599	(20)	6	8,713	9,950

(703)	(668)	(107)	(97)	(214)	(239)	—	—	(5,146)	(5,013)
64	(133)	(376)	(290)	(135)	(124)	—	—	(585)	(1,803)
(20)	(41)	(2)	(3)	(2)	(3)	16	21	(44)	(70)
—	—	(3)	—	1	—	—	—	(2)	2
(266)	(146)	(34)	—	(2)	(1)	—	(14)	(1,076)	(980)
(39)	(43)	(8)	(6)	(5)	(10)	(2)	(1)	34	(328)
(326)	(325)	(285)	(86)	(173)	(172)	1	1	(1,427)	(1,108)
(9)	(8)	(16)	(8)	—	—	1	1	(64)	(60)
—	—	—	—	—	—	—	—	(1)	(1)
(1,299)	(1,364)	(831)	(490)	(530)	(549)	16	8	(8,311)	(9,361)

143	201	5	7	14	50	(4)	14	402	589

93.7	93.2	99.8	99.6	98.8	96.6	— 3)	— 3)	97.3	96.1

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Reportable segments – Financial Services business

For the three months ended March 31, 2009 and 2008

	Asset Management
Three months ended March 31,	2009 € mn	2008 € mn
Net fee and commission income 1)	709	706
Net interest income 2)	12	19
Income from financial assets and liabilities carried at fair value through income (net)	(10)	(4)
Other income	3	5
Operating revenues 3)	714	726

Administrative expenses (net), excluding acquisition-related expenses	(504)	(486)
Investment expenses	1	1
Other expenses	—	—
Operating expenses	(503)	(485)

Loan loss provisions	—	—
Operating profit (loss)	211	241

Cost-income ratio 4) in %	70.4	66.8

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses.
3)	For the Financial Services segment, total revenues are measured based upon operating revenues.
4)	Represents operating expenses divided by operating revenues.
5)	Presentation not meaningful.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Alternative Investment Management		Consolidation		Financial Services
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
35	74	30	54	—	(1)	774	833
80	78	1	—	—	(1)	93	96
1	(12)	(1)	(2)	—	—	(10)	(18)
—	—	—	—	—	—	3	5
116	140	30	52	—	(2)	860	916

(118)	(138)	(32)	(33)	—	2	(654)	(655)
(1)	3	(1)	(2)	—	—	(1)	2
—	(1)	—	—	—	—	—	(1)
(119)	(136)	(33)	(35)	—	2	(655)	(654)

(7)	(7)	—	—	—	—	(7)	(7)
(10)	(3)	(3)	17	—	—	198	255

102.6	97.1	110.0	67.3	— 5)	— 5)	76.2	71.4

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

Supplementary Information to the Consolidated Balance Sheets

6 Financial assets carried at fair value through income

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Financial assets held for trading
Debt securities	479	547
Equity securities	85	99
Derivative financial instruments	1,684	1,978
Subtotal	2,248	2,624
Financial assets designated at fair value through income
Debt securities 1)	7,683	8,589
Equity securities	2,698	3,027
Subtotal	10,381	11,616
Total	12,629	14,240

1)	Debt securities designated at fair value through income include € 0.2 bn (2008: € 0.2 bn) of asset-backed securities of the Life/Health segment as of March 31, 2009.

7 Investments

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Available-for-sale investments	242,743	242,099
Held-to-maturity investments	4,902	4,934
Funds held by others under reinsurance contracts assumed	806	1,039
Investments in associates and joint ventures	4,693	4,524
Real estate held for investment	7,491	7,551
Total	260,635	260,147

Available-for-sale investments

	As of March 31, 2009				As of December 31, 2008
	Amortized	Unrealized	Unrealized	Fair Value	Amortized	Unrealized	Unrealized	Fair Value
	Cost € mn	Gains € mn	Losses € mn	€ mn	Cost € mn	Gains € mn	Losses € mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial) 1)	8,776	286	(27)	9,035	7,814	177	(2)	7,989
Corporate mortgage-backed securities (residential and commercial) 1)	8,871	10	(1,700)	7,181	8,714	14	(1,417)	7,311
Other asset-backed securities 1)	4,795	44	(323)	4,516	4,858	16	(385)	4,489
Government and government agency bonds	97,398	3,782	(1,220)	99,960	94,742	4,573	(1,020)	98,295
Corporate bonds	103,901	1,513	(9,043)	96,371	98,864	1,367	(7,028)	93,203
Other	1,260	33	(41)	1,252	1,283	58	(18)	1,323
Subtotal	225,001	5,668	(12,354)	218,315	216,275	6,205	(9,870)	212,610
Equity securities	19,834	5,295	(701)	24,428	23,802	6,538	(851)	29,489
Total	244,835	10,963	(13,055)	242,743	240,077	12,743	(10,721)	242,099

1)	Includes asset-backed securities of the Property-Casualty segment of € 4.8 bn (2008: € 4.4 bn) and of the Life/Health segment of € 15.0 bn (2008: € 14.5 bn) as of March 31, 2009.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

8 Loans and advances to banks and customers

	As of March 31, 2009			As of December 31, 2008
	Banks € mn	Customers € mn	Total € mn	Banks €mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	13,713	—	13,713	9,622	—	9,622
Reverse repurchase agreements	2,317	15	2,332	1,612	5	1,617
Loans	65,500	40,635	106,135	63,734	37,501	101,235
Other	3,224	79	3,303	3,223	77	3,300
Subtotal	84,754	40,729	125,483	78,191	37,583	115,774
Loan loss allowance	—	(126)	(126)	—	(119)	(119)
Total	84,754	40,603	125,357	78,191	37,464	115,655

Loans and advances to customers by type of customer

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Corporate customers	12,655	10,448
Private customers	22,798	23,309
Public authorities	5,276	3,826
Total	40,729	37,583

9 Reinsurance assets

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Unearned premiums	1,699	1,294
Reserves for loss and loss adjustment expenses	7,836	8,180
Aggregate policy reserves	4,870	5,018
Other insurance reserves	68	107
Total	14,473	14,599

10 Deferred acquisition costs

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Deferred acquisition costs
Property-Casualty	4,086	3,721
Life/Health	17,283	16,709
Financial Services	142	147
Subtotal	21,511	20,577
Present value of future profits	1,176	1,239
Deferred sales inducements	833	747
Total	23,520	22,563

11 Other assets

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Receivables
Policyholders	4,843	4,467
Agents	4,895	4,129
Reinsurers	2,631	2,989
Other	4,367	3,068
Less allowance for doubtful accounts	(498)	(499)
Subtotal	16,238	14,154
Tax receivables
Income tax	2,478	2,467
Other tax	814	813
Subtotal	3,292	3,280
Accrued dividends, interest and rent	5,671	5,918
Prepaid expenses
Interest and rent	29	28
Other prepaid expenses	324	313
Subtotal	353	341
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	1,243	1,101
Property and equipment
Real estate held for own use	3,104	3,122
Equipment	1,236	1,242
Software	1,144	1,116
Subtotal	5,484	5,480
Other assets 1)	2,392	3,730
Total	34,673	34,004

1)	As of March 31, 2009, includes prepaid benefit costs for defined benefit plans of € 262 mn.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

12 Non-current assets and assets and liabilities of disposal groups classified as held for sale

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Non-current assets and assets of disposal groups classified as held for sale
Dresdner Bank Group	—	417,874
Selecta AG	1,627	1,639
Total	1,627	419,513
Liabilities of disposal groups classified as held for sale
Dresdner Bank Group	—	410,469
Selecta AG	1,362	1,347
Total	1,362	411,816

Dresdner Bank Group

As described in detail in Note 3, the sale of Dresdner Bank was completed on January 12, 2009. Accordingly, assets and liabilities of Dresdner Bank have been deconsolidated in the first quarter 2009.

13 Intangible assets

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Goodwill	11,924	11,221
Other 1)	741	230
Total	12,665	11,451

1)	Includes primarily brand names (€22 mn), research and development costs (€93 mn), bancassurance agreements (€16 mn) and longterm distribution agreements with Commerzbank (€480 mn).

Changes in goodwill for the three months ended March 31, 2009, were as follows:

2009 € mn
Cost as of January 1,	11,445
Accumulated impairments as of January 1,	(224)
Carrying amount as of January 1,	11,221
Additions	602
Foreign currency translation adjustments	101
Carrying amount as of March 31,	11,924
Accumulated impairments as of March 31,	224
Cost as of March 31,	12,148

Additions include goodwill from

–	the acquisition of a 100 % participation in cominvest Asset Management GmbH, Frankfurt.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

14 Financial liabilities carried at fair value through income

	As of March 31, 2009 € mn	As of December 31, 2009 € mn
Financial liabilities held for trading
Derivative financial instruments	6,451	6,242
Other trading liabilities	62	2
Total	6,513	6,244

15 Liabilities to banks and customers

	As of March 31, 2009			As of December 31, 2008
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	397	2,625	3,022	311	4,096	4,407
Savings deposits	—	1,774	1,774	—	1,790	1,790
Term deposits and certificates of deposit	1,384	2,298	3,682	1,296	3,035	4,331
Repurchase agreements	282	326	608	—	568	568
Collaterals received from securities lending transactions	56	—	56	627	—	627
Other	6,771	3,441	10,212	3,194	3,534	6,728
Total	8,890	10,464	19,354	5,428	13,023	18,451

16 Reserves for loss and loss adjustment expenses

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Property-Casualty	55,493	55,616
Life/Health	8,283	8,320
Consolidation	(11)	(12)
Total	63,765	63,924

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the three months ended March 31, 2009 and 2008, are as follows:

	2009			2008
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
As of January 1,	55,616	(7,820)	47,796	56,943	(8,266)	48,677
Loss and loss adjustment expenses incurred
Current year	7,491	(646)	6,845	7,401	(772)	6,629
Prior years	(355)	143	(212)	(543)	215	(328)
Subtotal	7,136	(503)	6,633	6,858	(557)	6,301
Loss and loss adjustment expenses paid
Current year	(1,846)	97	(1,749)	(1,603)	80	(1,523)
Prior years	(5,987)	862	(5,125)	(5,337)	606	(4,731)
Subtotal	(7,833)	959	(6,874)	(6,940)	686	(6,254)
Foreign currency translation adjustments and other changes	574	(115)	459	(929)	267	(662)
Reclassifications 1)	—	—	—	(1,481)	90	(1,391)
As of March 31,	55,493	(7,479)	48,014	54,451	(7,780)	46,671

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/health segment. Prior periods have not been adjusted.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

17 Reserves for insurance and investment contracts

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Aggregate policy reserves	283,898	278,700
Reserves for premium refunds	14,407	17,195
Other insurance reserves	589	662
Total	298,894	296,557

18 Other liabilities

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Payables
Policyholders	4,337	4,695
Reinsurers	2,209	2,062
Agents	1,661	1,485
Subtotal	8,207	8,242
Payables for social security	372	316
Tax payables
Income tax	1,296	1,446
Other	1,260	971
Subtotal	2,556	2,417
Accrued interest and rent	556	723
Unearned income
Interest and rent	11	10
Other	345	361
Subtotal	356	371
Provisions
Pensions and similar obligations	3,841	3,867
Employee related	1,748	1,904
Share-based compensation	974	1,295
Restructuring plans	419	343
Loan commitments	9	8
Contingent losses from non-insurance business	97	109
Other provisions	1,224	1,481
Subtotal	8,312	9,007
Deposits retained for reinsurance ceded	2,663	2,852
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	164	208
Financial liabilities for puttable equity instruments	2,355	2,718
Other liabilities	6,691	6,076
Total	32,232	32,930

19 Certificated liabilities

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Allianz SE 1)
Senior bonds	4,150	4,135
Money market securities	1,938	4,103
Subtotal	6,088	8,238
Banking subsidiaries
Senior bonds	1,256	1,278
Subtotal	1,256	1,278
All other subsidiaries
Certificated liabilities	28	28
Subtotal	28	28
Total	7,372	9,544

1)

Includes senior bonds issued by Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

20 Participation certificates and subordinated liabilities

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Allianz SE 1)
Subordinated bonds	8,285	8,197
Participation certificates	85	85
Subtotal	8,370	8,282
Banking subsidiaries
Subordinated bonds	173	173
Subtotal	173	173
All other subsidiaries
Subordinated liabilities	846	846
Hybrid equity	95	45
Subtotal	941	891
Total	9,484	9,346

1)	Includes subordinated bonds issued by Allianz Finance II B.V. and guaranteed by Allianz SE.

21 Equity

	As of March 31, 2009 € mn	As of December 31, 2008 € mn
Shareholders’ equity
Issued capital	1,160	1,160
Capital reserve	27,409	27,409
Revenue reserves	7,220	7,257
Treasury shares	(126)	(147)
Foreign currency translation adjustments	(3,310)	(4,006)
Unrealized gains and losses (net) 1)	677	2,011
Subtotal	33,030	33,684
Minority interests	2,065	3,564
Total	35,095	37,248

1)	As of March 31, 2009 includes €171 mn (2008: €203 mn) related to cash flow hedges.

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Supplementary Information to the Consolidated Income Statements

22 Premiums earned (net)

Three months ended March 31,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Premiums written
Direct	13,117	5,429	—	18,546
Assumed	769	81	(6)	844
Subtotal	13,886	5,510	(6)	19,390
Ceded	(1,370)	(132)	6	(1,496)
Net	12,516	5,378	—	17,894
Change in unearned premiums
Direct	(3,462)	(31)	—	(3,493)
Assumed	(97)	—	(3)	(100)
Subtotal	(3,559)	(31)	(3)	(3,593)
Ceded	375	1	3	379
Net	(3,184)	(30)	—	(3,214)
Premiums earned
Direct	9,655	5,398	—	15,053
Assumed	672	81	(9)	744
Subtotal	10,327	5,479	(9)	15,797
Ceded	(995)	(131)	9	(1,117)
Net	9,332	5,348	—	14,680
2008
Premiums written
Direct	13,138	5,673	—	18,811
Assumed	572	91	(6)	657
Subtotal	13,710	5,764	(6)	19,468
Ceded	(1,285)	(137)	6	(1,416)
Net	12,425	5,627	—	18,052
Change in unearned premiums
Direct	(3,462)	(38)	—	(3,500)
Assumed	(98)	(2)	—	(100)
Subtotal	(3,560)	(40)	—	(3,600)
Ceded	308	2	—	310
Net	(3,252)	(38)	—	(3,290)
Premiums earned
Direct	9,676	5,635	—	15,311
Assumed	474	89	(6)	557
Subtotal	10,150	5,724	(6)	15,868
Ceded	(977)	(135)	6	(1,106)
Net	9,173	5,589	—	14,762

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

23 Interest and similar income

Three months ended March 31,	2009 € mn	2008 € mn
Interest from held-to-maturity investments	60	57
Dividends from available-for-sale investments	138	276
Interest from available-for-sale investments	2,639	2,383
Share of earnings from investments in associates and joint ventures	(35)	5
Rent from real estate held for investment	165	186
Interest from loans to banks and customers	1,410	1,516
Other interest	37	33
Total	4,414	4,456

24 Income from financial assets and liabilities carried at fair value through income (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Financial Services € mn	Corporate € mn	Consolidation € mn	Group € mn
2009
Expenses from financial assets and liabilities held for trading	(84)	(22)	(3)	(91)	34	(166)
Income (expenses) from financial assets designated at fair value through income	30	(310)	(25)	3	—	(302)
Income (expenses) from financial liabilities for puttable equity instruments	(1)	92	18	(1)	—	108
Total	(55)	(240)	(10)	(89)	34	(360)
2008
Income from financial assets and liabilities held for trading	90	558	2	210	(140)	720
Income (expenses) from financial assets designated at fair value through income	(23)	(531)	(74)	1	—	(627)
Income from financial liabilities for puttable equity instruments	10	215	54	—	—	279
Total	77	242	(18)	211	(140)	372

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2009 includes in the Life/Health segment expenses of €13 mn (2008: income of €569 mn) from derivative financial instruments. This includes expenses of €4 mn (2008: income of €763 mn) of German entities from derivative financial positions to protect against equity and foreign exchange rate fluctuations as well as for duration management. Also included is income from derivative financial instruments in the U.S.A. amongst others related to equity-indexed annuity contracts and guaranteed benefits under unit-linked contracts of €108 mn (2008: expenses of €241 mn).

Corporate Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2009 includes in the Corporate segment expenses of €145 mn (2008: income of €56 mn) from derivative financial instruments. In 2009 thereof expenses of €151 mn (2008: income of €58 mn) are related to financial derivative instruments for which hedge accounting is not applied. This includes expenses of €87 mn (2008: income of €120 mn) from financial derivatives to protect against foreign exchange rate fluctuations as well as partly group internal concluded derivative financial contracts to hedge single strategic equity positions. Additionally income from financial assets and liabilities held for trading for the year ended March 31, 2009 includes income of €55 mn (2008: €154 mn) from group internal hedges of share based compensation plans granted by restricted stock units.

25 Realized gains/losses (net)

Three months ended March 31,	2009 € mn	2008 € mn
Realized gains
Available-for-sale investments
Equity securities	752	1,458
Debt securities	507	175
Subtotal	1,259	1,633
Investments in associates and joint ventures 1)	6	—
Real estate held for investment	12	165
Loans to banks and customers	25	7
Subtotal	1,302	1,805
Realized losses
Available-for-sale investments
Equity securities	(588)	(560)
Debt securities	(286)	(85)
Subtotal	(874)	(645)
Investments in associates and joint ventures 2)	(3)	—
Real estate held for investment	(3)	(97)
Loans to banks and customers	(3)	(4)
Subtotal	(883)	(746)
Total	419	1,059

1)	During the three months ended March 31, 2009, includes realized gains from the disposal of subsidiaries and businesses of €— mn (2008: €— mn).
2)	During the three months ended March 31, 2009, includes realized losses from the disposal of subsidiaries of €— mn (2008: €— mn).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

26 Fee and commission income

Three months ended March 31,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	179	—	179	171	—	171
Service agreements	90	(14)	76	96	(3)	93
Investment advisory	3	—	3	—	—	—
Subtotal	272	(14)	258	267	(3)	264
Life/Health
Service agreements	20	(7)	13	34	(3)	31
Investment advisory	97	(5)	92	134	(9)	125
Other	2	(2)	—	3	(3)	—
Subtotal	119	(14)	105	171	(15)	156
Financial Services
Banking
Securities business	5	—	5	28	—	28
Investment advisory	29	(18)	11	48	(30)	18
Payment transactions	12	—	12	13	—	13
Other	30	(5)	25	44	(8)	36
Subtotal	76	(23)	53	133	(38)	95
Asset Management
Management fees	820	(25)	795	841	(27)	814
Loading and exit fees	59	—	59	66	—	66
Performance fees	14	—	14	13	—	13
Other	14	(1)	13	66	(1)	65
Subtotal	907	(26)	881	986	(28)	958
Alternative Investment Management
Service agreements	33	(24)	9	56	(32)	24
Subtotal	33	(24)	9	56	(32)	24
Consolidation	(21)	21	—	(31)	31	—
Subtotal	995	(52)	943	1,144	(67)	1,077
Corporate
Service agreements	34	(5)	29	11	(3)	8
Other	1	—	1	—	—	—
Subtotal	35	(5)	30	11	(3)	8
Total	1,421	(85)	1,336	1,593	(88)	1,505

27 Other income

Three months ended March 31,	2009 € mn	2008 € mn
Realized gains from disposals of real estate held for own use	1	348
Other	3	3
Total	4	351

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

28 Income and expenses from fully consolidated private equity investments

Three months ended March 31,	manroland AG € mn	Selecta AG € mn	Other € mn	Total € mn
2009
Income
Sales and service revenues	275	174	15	464
Other operating revenues	4	—	—	4
Interest income	1	—	—	1
Subtotal	280	174	15	469
Expenses
Cost of goods sold	(244)	(52)	(8)	(304)
Commissions	(34)	—	—	(34)
General and administrative expenses	(20)	(97)	—	(117)
Other operating expenses	(46)	—	—	(46)
Interest expenses	(8)	(16)	—	(24)
Subtotal	(352)	(165)	(8)	(525)
Total	(72)	9	7	(56)
2008
Income
Sales and service revenues	374	184	14	572
Other operating revenues	4	—	—	4
Interest income	3	—	—	3
Subtotal	381	184	14	579
Expenses
Cost of goods sold	(290)	(59)	(2)	(351)
Commissions	(36)	—	—	(36)
General and administrative expenses	(17)	(109)	—	(126)
Other operating expenses	(22)	—	—	(22)
Interest expenses	(4)	(17)	—	(21)
Subtotal	(369)	(185)	(2)	(556)
Total	12	(1)	12	23

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

29 Claims and insurance benefits incurred (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2009
Gross
Claims and insurance benefits paid	(7,833)	(5,234)	5	(13,062)
Change in loss and loss adjustment expenses	697	(26)	—	671
Subtotal	(7,136)	(5,260)	5	(12,391)
Ceded
Claims and insurance benefits paid	959	127	(5)	1,081
Change in loss and loss adjustment expenses	(456)	(13)	—	(469)
Subtotal	503	114	(5)	612
Net
Claims and insurance benefits paid	(6,874)	(5,107)	—	(11,981)
Change in loss and loss adjustment expenses	241	(39)	—	202
Total	(6,633)	(5,146)	—	(11,779)
2008
Gross
Claims and insurance benefits paid	(6,940)	(5,179)	2	(12,117)
Change in loss and loss adjustment expenses	82	49	—	131
Subtotal	(6,858)	(5,130)	2	(11,986)
Ceded
Claims and insurance benefits paid	686	141	(2)	825
Change in loss and loss adjustment expenses	(129)	(24)	—	(153)
Subtotal	557	117	(2)	672
Net
Claims and insurance benefits paid	(6,254)	(5,038)	—	(11,292)
Change in loss and loss adjustment expenses	(47)	25	—	(22)
Total	(6,301)	(5,013)	—	(11,314)

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

30 Change in reserves for insurance and investment contracts (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2009
Gross
Aggregate policy reserves	(44)	(617)	—	(661)
Other insurance reserves	39	16	—	55
Expenses for premium refunds	11	13	(6)	18
Subtotal	6	(588)	(6)	(588)
Ceded
Aggregate policy reserves	1	2	—	3
Other insurance reserves	(36)	1	—	(35)
Expenses for premium refunds	(1)	—	—	(1)
Subtotal	(36)	3	—	(33)
Net
Aggregate policy reserves	(43)	(615)	—	(658)
Other insurance reserves	3	17	—	20
Expenses for premium refunds	10	13	(6)	17
Total	(30)	(585)	(6)	(621)
2008
Gross
Aggregate policy reserves	(65)	(1,280)	—	(1,345)
Other insurance reserves	(3)	(12)	—	(15)
Expenses for premium refunds	41	(523)	(13)	(495)
Subtotal	(27)	(1,815)	(13)	(1,855)
Ceded
Aggregate policy reserves	(17)	4	—	(13)
Other insurance reserves	7	2	—	9
Expenses for premium refunds	8	6	—	14
Subtotal	(2)	12	—	10
Net
Aggregate policy reserves	(82)	(1,276)	—	(1,358)
Other insurance reserves	4	(10)	—	(6)
Expenses for premium refunds	49	(517)	(13)	(481)
Total	(29)	(1,803)	(13)	(1,845)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

31 Interest expenses

Three months ended March 31,	2009 € mn	2008 € mn
Liabilities to banks and customers	(138)	(212)
Deposits retained on reinsurance ceded	(20)	(26)
Certificated liabilities	(76)	(113)
Participating certificates and subordinated liabilities	(140)	(108)
Other	(36)	(34)
Total	(410)	(493)

32 Loan loss provisions

Three months ended March 31,	2009 € mn	2008 € mn
Additions to allowances including direct impairments	(36)	(28)
Amounts released	13	11
Recoveries on loans previously impaired	8	12
Total	(15)	(5)

33 Impairments of investments (net)

Three months ended March 31,	2009 € mn	2008 € mn
Impairments
Available-for-sale investments
Equity securities	(1,803)	(1,435)
Debt securities	(82)	(35)
Subtotal	(1,885)	(1,470)
Real estate held for investment	(6)	(18)
Subtotal	(1,891)	(1,488)
Reversals of impairments
Real estate held for investment	1	18
Subtotal	1	18
Total	(1,890)	(1,470)

34 Investment expenses

Three months ended March 31,	2009 € mn	€2008 mn
Investment management expenses	(85)	(104)
Depreciation from real estate held for investment	(48)	(43)
Other expenses from real estate held for investment	(34)	(27)
Foreign currency gains and losses (net)
Foreign currency gains	2,534	310
Foreign currency losses	(2,305)	(572)
Subtotal	229	(262)
Total	62	(436)

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

35 Acquisition and administrative expenses (net)

Three months ended March 31,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(2,234)	—	(2,234)	(2,140)	—	(2,140)
Commissions and profit received on reinsurance business ceded	94	(1)	93	216	(1)	215
Deferrals of acquisition costs	1,466	—	1,466	1,451	—	1,451
Amortization of deferred acquisition costs	(1,076)	—	(1,076)	(1,114)	—	(1,114)
Subtotal	(1,750)	(1)	(1,751)	(1,587)	(1)	(1,588)
Administrative expenses	(808)	8	(800)	(804)	9	(795)
Subtotal	(2,558)	7	(2,551)	(2,391)	8	(2,383)
Life/Health
Acquisition costs
Incurred	(964)	1	(963)	(983)	1	(982)
Commissions and profit received on reinsurance business ceded	20	—	20	25	—	25
Deferrals of acquisition costs	556	—	556	620	—	620
Amortization of deferred acquisition costs	(685)	—	(685)	(368)	—	(368)
Subtotal	(1,073)	1	(1,072)	(706)	1	(705)
Administrative expenses	(354)	5	(349)	(402)	4	(398)
Subtotal	(1,427)	6	(1,421)	(1,108)	5	(1,103)
Financial Services
Personnel expenses	(402)	—	(402)	(499)	—	(499)
Non-personnel expenses	(263)	8	(255)	(276)	—	(276)
Subtotal	(665)	8	(657)	(775)	—	(775)
Corporate
Administrative expenses	(143)	(7)	(150)	(139)	5	(134)
Subtotal	(143)	(7)	(150)	(139)	5	(134)
Total	(4,793)	14	(4,779)	(4,413)	18	(4,395)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

36 Fee and commission expenses

Three months ended March 31,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(141)	—	(141)	(138)	—	(138)
Service agreements	(93)	12	(81)	(110)	1	(109)
Subtotal	(234)	12	(222)	(248)	1	(247)
Life/Health
Service agreements	(10)	4	(6)	(20)	4	(16)
Investment advisory	(54)	6	(48)	(40)	5	(35)
Subtotal	(64)	10	(54)	(60)	9	(51)
Financial Services
Banking
Securities business	(1)	—	(1)	(2)	—	(2)
Investment advisory	(29)	—	(29)	(38)	—	(38)
Payment transactions	(3)	—	(3)	(1)	—	(1)
Other	(8)	—	(8)	(18)	1	(17)
Subtotal	(41)	—	(41)	(59)	1	(58)
Asset Management
Commissions	(193)	30	(163)	(212)	84	(128)
Other	(5)	—	(5)	(68)	4	(64)
Subtotal	(198)	30	(168)	(280)	88	(192)
Alternative Investment Management
Service Agreements	(3)	1	(2)	(2)	—	(2)
Subtotal	(3)	1	(2)	(2)	—	(2)
Consolidation	21	(21)	—	30	(30)	—
Subtotal	(221)	10	(211)	(311)	59	(252)
Corporate
Service agreements	(8)	4	(4)	(1)	—	(1)
Subtotal	(8)	4	(4)	(1)	—	(1)
Total	(527)	36	(491)	(620)	69	(551)

37 Income taxes

Three months ended March 31,	2009 € mn	2008 € mn
Current income tax expenses	(157)	(396)
Deferred income tax expenses	136	(176)
Total	(21)	(572)

For the three months ended March 31, 2009 and 2008 the income taxes relating to components of the other comprehensive income consist of the following:

Three months ended March 31,	2009 € mn	2008 € mn
Foreign currency translation adjustments	31	(14)
Available for sale investments	410	367
Cashflow hedges	13	(14)
Share of other comprehensive income of associates	1	—
Miscellaneous	3	2
Total	458	341

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

38 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the period.

Three months ended March 31,	2009 € mn	2008 € mn
Net income used to calculate basic earnings per share	29	1,148
from continuing operations	424	1,380
from discontinued operations	(395)	(232)

Weighted average number of common shares outstanding	451,699,418	449,417,813

Basic earnings per share (in €)	0.06	2.55
from continuing operations	0.94	3.07
from discontinued operations	(0.88)	(0.52)

Diluted earnings per share

Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the period, both adjusted for the effects of potentially dilutive common shares. Potentially dilutive common shares arise from the assumed conversion of participation certificates issued by Allianz SE, warrants issued by Allianz SE and share-based compensation plans, as well as from the conversion of derivatives on own shares.

Three months ended March 31,	2009 € mn	2008 € mn
Net income	29	1,148
Effect of potential dilutive common shares	(12)	(24)
Net income used to calculate diluted earnings per share	17	1,124
from continuing operations	412	1,356
from discontinued operations	(395)	(232)

Weighted average number of common shares outstanding	451,699,418	449,417,813
Potentially dilutive common shares resulting from assumed conversion of
Participation certificates	—	1,469,443
Warrants	—	273,699
Share-based compensation plans	1,456,306	1,701,773
Derivatives on own shares	—	1,026,683
Subtotal	1,456,306	4,471,598
Weighted average number of common shares outstanding after assumed conversion	453,155,724	453,889,411

Diluted earnings per share (in €)	0.04	2.48
from continuing operations	0.91	2.99
from discontinued operations	(0.87)	(0.51)

For the three months ended March 31, 2009, the weighted average number of common shares excludes 1,350,582 (2008: 1,820,099) treasury shares.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2009

39 Supplemental information on the condensed consolidated statements of cash flows

Three months ended March 31,	2009 € mn	2008 € mn
Income taxes paid	(268)	(318)
Dividends received	137	244
Interest received	4,414	5,715
Interest paid	(575)	(2,204)
Significant non-cash transactions
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	—	(450)
Certificated liabilities	—	(450)
Novation of quota share reinsurance agreement
Reinsurance assets	—	(29)
Deferred acquisition costs	—	1
Payables from reinsurance contracts	—	(28)
Effects from deconsolidation of Dresdner Bank
Commerzbank shares
Available for sale investments	746	—
Assets of disposal groups held for sale	(746)	—
Distribution channel
Intangible assets	480	—
Assets of disposal groups held for sale	(480)	—
Cominvest
Available for sale investments	179	—
Loans and advances to banks	7	—
Deferred tax assets	6	—
Intangible assets	602	—
Property and equipment	3	—
Other assets	38	—
Assets of disposal groups held for sale	(835)	—
Liabilities to banks and customers	1	—
Deferred tax liabilities	(1)	—
Certificated liabilities, participation certificates and subordinated liabilities	(50)	—
Other liabilities	(133)	—
Liabilities of disposal groups held for sale	183	—

The transfer of ownership of Dresdner Bank to Commerz-bank was completed on January 12, 2009. According to the agreement Allianz received a total of € 3.215 bn in cash plus cash and cash equivalents of the Asset Manager cominvest of € 48 mn. The impact of the disposal, net of cash disposed, on the consolidated statement of cash flows for the three months ended March 31, 2009 was:

January 12, 2009 € mn
Assets of disposal groups held for sale	417,874
less: cash and cash equivalents	(30,238)
Liabilities of disposal groups held for sale	(410,469)
Minority interests	(1,738)
Treasury shares	69
less non-cash components of the consideration received:
Commerzbank shares	(746)
Distribution agreement	(480)
Cominvest (net of cash acquired)	(652)
Consolidation	(595)
Disposal of subsidiary, net of cash disposed	(26,975)

40 Other information

Number of employees

	As of March 31, 2009	As of December 31, 2008
Germany	49,158	71,267
Other countries	105,622	111,598
Total	154,780	182,865

Allianz Group Interim Report First Quarter of 2009     Notes to the Condensed Consolidated Interim Financial Statements

41 Subsequent events

Sale of Industrial and Commercial Bank of China (“ICBC”) shares

On April 28, 2009 the Allianz Group sold 3.2 bn ICBC shares to a selected group of investors through a private sale. The sale resulted in capital gains of approximately € 0.7 bn.

Munich, May 12, 2009

Allianz SE

The Board of Management

Review Report     Allianz Group Interim Report First Quarter of 2009

Review report

To Allianz SE, Munich

We have reviewed the condensed consolidated interim financial statements of the Allianz SE, Munich – comprising the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, condensed consolidated statements of cash flow and selected explanatory notes - together with the interim group management report of the Allianz SE, Munich for the period from January 1 to March 31, 2009 that are part of the quarterly financial report according to § 37 x WpHG [“Wertpapierhandelsgesetz”: “German Securities Trading Act”]. The preparation of the condensed consolidated interim financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We performed our review of the condensed consolidated interim financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed consolidated interim financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, May 13, 2009

KPMG AG

Wirtschaftsprüfungsgesellschaft

Dr. Frank Ellenbürger	Johannes Pastor
Independent Auditor	Independent Auditor

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax +49 89 38 00 3425

info@allianz.com

www.allianz.com

Interim Report on the Internet

www.allianz.com/interim-report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting